As filed with the Securities and Exchange Commission on February 17, 2016	File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

INTERLINK ELECTRONICS, INC.

(Exact Name of Registrant as Specified in Its charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	77-0056625 (I.R.S. Employer Identification No.)

31248 Oak Crest Drive Westlake Village, California (Address of Principal Executive Offices)	91361 (Zip Code)

(805) 484-8855
(Registrant’s Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

INTERLINK ELECTRONICS, INC.

FORM 10

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 10 contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•                  our future financial and operating results;

•                  our business strategy;

•                  our intentions, expectations and beliefs regarding anticipated growth, market penetration and trends in our business;

•                  our dependence on growth in our customers’ businesses;

•                  the effects of market conditions on our stock price and operating results;

•                  our ability to maintain our competitive technological advantages against competitors in our industry;

•                  our ability to timely and effectively adapt our existing technology and have our technology solutions gain market acceptance;

•                  our ability to introduce new products and bring them to market in a timely manner;

•                  our ability to maintain, protect and enhance our intellectual property;

•                  the effects of increased competition in our market and our ability to compete effectively;

•                  costs associated with defending intellectual property infringement and other claims;

•                  our expectations concerning our relationships with customers and other third parties;

•                  our expectations concerning relationships between our customers and their manufacturers;

•                  the attraction and retention of qualified employees and key personnel;

•                  future acquisitions of or investments in complementary companies or technologies; and

•                  our ability to comply with evolving legal standards and regulations, particularly concerning requirements for being a public company and United States export regulations.

These forward-looking statements speak only as of the date of this Form 10 and are subject to uncertainties, assumptions and business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth below in Item 1A, “Risk Factors,” and in our other reports filed with the Securities and Exchange Commission, or SEC.  Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time.  It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 10 may not occur, and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events.  Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 10 to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this Registration Statement on Form 10 and the documents that we have filed with the Securities and Exchange Commission as exhibits hereto with the understanding that our actual future results and circumstances may be materially different from what we expect.

ITEM 1.                        BUSINESS

Our Company

Interlink Electronics, Inc. (“Interlink”, the “Company”, “we”, “us”, “our”) designs, develops, manufactures and sells a range of force-sensing technologies that incorporate our proprietary materials technology, firmware and software into a portfolio of standard products and custom solutions.  These include sensor components, subassemblies, modules and products that support effective, efficient cursor control and novel 3 dimensional user inputs.  Our disruptive, leading edge human machine interface, or HMI, technology platforms are deployed in a wide range of markets including consumer electronics, automotive, industrial, and medical. Our solutions have focused on handheld user input, menu navigation, cursor control, and other intuitive interface technologies for the world’s top electronics manufacturers.

We invented force sensing resistor, or FSR, technology and pioneered commercialization of printed electronics manufacturing, paving the way for industry-wide adoption of force sensing technology. Our extensive knowledge and experience with this technology, along with the firmware we incorporate in our HMI solutions, differentiates us from other providers of HMI solutions. We, along with our customers, incorporate our FSR and force sensing sensors and modules into end user products. Our sensors and modules are used in electronics devices and systems where user input must be converted into electronics and software data. Our force sensing technology solution platforms enabled industry first implementations in gaming, smartphone, rugged notebook, automotive cockpit and automotive entry applications. Insatiable consumer and end user demand for enhanced user experience is driving the need for innovative multi-modal HMI technologies and applications. Force sensing input provide a critical novel modality that drives a paradigm shift in HMI.

Market requirements for innovative solutions that enable smaller, thinner devices, lower power consumption, highly refined designs, better navigation and more intuitive usability in all environments, are also driving increased demand for our products.  Consumers expect to use multi-modal HMI in the home, industrial and medical environments, automotive spaces (both inside and outside the vehicle), and in all technology interactions where they formerly used switches and knobs.  Interlink delivers cutting edge solutions for all of these environments.

Significant market opportunities are rapidly emerging for us to improve upon the functionality of standard capacitive sensors which are widely available and competitively priced. Inadvertent activation, where users unintentionally activate a control, is a common problem with capacitive technology. In contrast, force sensing solutions require a deliberate application of force to operate. We have had recent success in using our force sensing solutions in combination with capacitive technologies to minimize the latter’s performance issues, enabling force sensing solutions to complement competitive technologies and provide us with new opportunities for growth.  We continue to simultaneously expand our standard product portfolio and develop new technology platforms to grow existing markets and capture emerging markets.

We serve a global customer base from our corporate headquarters in Westlake Village, California, our research and development center in Singapore, our manufacturing facility in Shenzhen, China and our regional offices in Hong Kong and Tokyo. We sell our products in a wide range of markets, including consumer electronics, automotive, industrial, and medical, and to some of the world’s largest companies and most recognizable brands.

Our competitive strengths include:

•                  Innovative technology platforms that focus on disruptive technology and sensor fusion to enable scalable product architecture;

•                  Global expertise and resources for research and development, product development and manufacturing to deliver timely and cost effective solutions to our customers; and

•                  Proven track record by our senior management and world-class research and development teams to be the trusted advisor in HMI solutions.

We were incorporated in California on February 27, 1985.  We reincorporated in Delaware on July 10, 1996 and again reincorporated in Nevada on July 20, 2012.  On May 29, 2014, we effected a four-for-one forward split of our common stock, and on February 24, 2015, we effected a two-for-one forward split of our common stock.  The information in this Registration Statement on Form 10 gives effect to each of these forward splits of our common stock.

Our principal executive office is located at 31248 Oak Crest Drive, Westlake Village, California 91361 and our telephone number is (805) 484-8855. Our website address is www.interlinkelectronics.com. None of the information on our website is part of this Registration Statement.

Our Industry

HMI technologies have been available since the early 1970’s, but were used almost exclusively in industrial products during the first 20 years of their existence.  The introduction of touchpad mouse devices for laptop computers in the early 1990’s represented the first significant transition of HMI technologies into the consumer electronics market.  Personal devices utilizing touch sensitive technology became ubiquitous in our daily human-machine interactions with the introduction in 2007 of smart phone technology incorporating capacitive screens.  As the smart phone became an integral part of the consumers’ daily life throughout the world, it influenced consumers’ expectations of how we should interact with all types of devices. Whether those devices are personal electronics, industrial and medical equipment, or our automobiles, purchasers of equipment expect sleek, highly-functioning design including touch-sensing technology.  Consumers no longer want to push buttons or flip switches; rather, they expect smooth touch pads and gesture-driven input.  Engineers are responding to this demand by incorporating touch sensitive technology into a wide range of products, and any device that can utilize force and position sensing inputs to control or enhance its functionality is a candidate for use of the technology.

The products and solutions that we design, develop and manufacture for HMI applications are primarily printed electronic products.  Printed electronics is a set of printing methods used to create electrical devices on various substrates.  For over 30 years, we have honed and developed the processes necessary to manufacture high quality printed electronic products for HMI applications.  According to industry analyst group IDTechEx, the market for printed and potentially printed products is expected to grow from more than $29.8 billion in 2013 to nearly $74 billion in 2025.

Our Strategy

Our primary objective is to be the global leader in providing force-sensing HMI solutions for the automotive, consumer electronics, medical and industrial automation markets. We also intend to utilize our role as a disruptive technology provider to bring our HMI solutions to new markets. To achieve our strategy, we intend to:

•                  Expand our presence in the markets we occupy.  We will continue to exploit new opportunities in the markets we occupy by leveraging our demonstrable success in the solutions we’re providing today.

•                  Expand into new and emerging markets.  We are bringing our highly-successful product lines and technologies to markets previously unaware of the opportunities provided by force-sensing solutions.

•                  Expand our presence with our current customers.  We work with some of the world’s largest companies and most recognizable brands and are providing second and third-generation turn-key solutions to meet their technology needs.  We will continue to develop these existing relationships by working closely with our customers to understand how we can support their product and technology strategies.

•                  Pursue a multi-technology roadmap.  We utilize multiple technologies in our HMI solutions, and we will continue to expand our offerings to include resistive, piezo, capacitive and other emerging touch technologies.

Our product development teams are skilled in concept definition, rapid prototyping, hardware and firmware development and integration support. Interlink benefits from its own world-class manufacturing facility in Shenzhen, China, allowing us to react quickly to customer needs, while ensuring the highest quality standards. We also maintain a sales force that can address new and existing customer opportunities worldwide.

Our Technology Platforms and Products

Interlink was founded on the invention and commercialization of the Force Sensing Resistor — the industry’s first force sensing solution using printed electronics manufacturing.  As we transition from an FSR sensor supplier to an HMI solutions provider, we pursue and embrace leading edge force sensing technology platforms. Our chief technology officer and global research and development center, both located in Singapore, along with our US-based research and development team, are focused on strategic technology roadmaps, research and development of scalable technology platform architectures and synergistic technology partnerships. In an ever changing and competitive landscape, Interlink is committed to staying ahead of the technology curve.

The two primary types of user-input technologies common in today’s devices are capacitive and resistive. Capacitive sensors are used in the touch screens found in all smart phones and similar devices used globally by millions of consumers.  The most significant drawback to the capacitive technology is its inability to measure force, although there has been some progress recently in enhancing the technology with pseudo force sensing.  Capacitive sensors have become a high-volume, low margin commodity product.

Our patented FSR technology consists of a bottom layer of conductor traces, a proprietary resistive ink top layer and a spacer that separates the two layers. An additional top layer that contains graphics and protects the sensor can also be added.  FSR sensors can be as thin as eight thousandths of an inch, making them particularly well suited for use where space is a critical issue, as in portable electronics. Our force sensing technology enables the sensor to be used for continuously variable control functions. For example, in a pointing device, increased pressure can be used to produce faster cursor movement.  Unlike capacitive devices, an FSR sensor’s performance is not impeded by the presence of moisture, dirt or dust, making the sensor suitable for use outdoors and in moist and other “hostile” environments.  Our FSR sensors have no moving parts, can be packaged in a sealed environment, and consume substantially lower power and are less susceptible to false readings or unintended touches than capacitive sensors.  We have developed sophisticated firmware that allows our FSR technology to become a complete solution delivering effective HMI functionality to our customers.

Custom Solutions

Interlink offers a comprehensive portfolio of standard solutions, from simple force sensors to multi-finger capable rugged trackpads. The largest part of our business, however, is the development and manufacture of custom solutions for our major customers. We offer full turnkey capability spanning initial concept to large volume manufacturing.  Custom solutions can be a single or multi-technology platform to meet customer requirements, and include both input and output technologies. We also offer full firmware development and integration support.

Standard Solutions

Our portfolio of standard solutions include:

•                  Our Force Sensing Resistor® technology is the most versatile force sensing technology on the market today. These innovative sensors provide an inverse change in resistance in response to an increase or decrease in applied force. Our standard range of sensors provides engineers and designers with a durable, reliable, easy to measure, thin form factor and low-cost solution for HMI touch solutions and analog data capture for machines. The sensors are available in a range of sizes, shapes and lengths and with several connection options.

•                  Force sensing linear potentiometers, or FSLP, are sensors which can be used for menu navigation and control. Our use of force allows for high-rate scrolling and a more intuitive user experience. The FSLP is an easy to integrate, high resolution, ultra-low power based solution that brings intuitive user controls to reduced form factor hand-held consumer electronic devices. These sensors are available in multiple lengths.  We also offer a ring sensor for full 360-degree position sensing. These sensors are designed to be integrated into a device’s host processor without the need for a dedicated microprocessor.

•                  Our integrated mouse modules and pointing solutions can add touchpad or 360-degree pointing control to virtually any electronic device. Ranging from simple mouse button integration to National Electrical Manufacturer Association, or NEMA, rated industrial pointing devices, these solutions are ideal for applications away from the desktop. The modules use Force Sensing Resistor technology and measurement firmware in a four-zone sensor or 4-wire resistive touchpad configuration along with a micro-controller to provide pressure sensitive cursor direction and speed control in a durable and easy to integrate form factor.

Intellectual Property

We believe that intellectual property protection is crucial to our business.  We rely on a combination of patents, copyrights, trade secrets, trademarks, nondisclosure agreements with employees and third parties, licensing and other contractual agreements with third parties to protect our intellectual property.  We maintain and support an active program to protect our intellectual property primarily through the filing of patent applications and the defense of issued patents against infringement.

Our failure to obtain or maintain adequate protection for our intellectual property rights for any reason could hurt our competitive position.  There is no guarantee that patents will be issued from the patent applications that we have filed or may file.  Our issued patents may be challenged, invalidated or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage.  See “Risk Factors” under Item 1A of this Registration Statement for further discussion of the risks associated with patents and intellectual property.

Our FSR sensors are manufactured using proprietary screen-printing techniques. All proprietary aspects of the manufacturing process are currently conducted in-house at our US and China manufacturing facilities to maintain quality and protect our force sensing technology from infringement. While screen-printing is a common process in various industries, the quality and precision of printing, as well as the specific processes required to make high-quality FSR sensors require considerable expertise. We believe this expertise is difficult to replicate over the short term and, to our knowledge, no unrelated party has done so. As a result, we consider this expertise to be one of our more important trade secrets. We require our employees to sign nondisclosure agreements and seek to limit access to sensitive information to the greatest practical extent.

As of October 30, 2015, we held 15 United States patents, and had two patents pending in the United States and three foreign pending patent applications.  We group our patents into three general categories: sensors, which includes four patents expiring between 2022 and 2027; sensing systems, which includes two patents expiring in 2026 and 2031; and human interface devices, which includes nine patents expiring between 2017 and 2026.  Our intellectual property strategy involves filing additional patent applications in our strategic focus markets on a regular basis. We do not expect that the upcoming expiration of a portion of our patents will have a material adverse impact on our business.

Competition

The markets for our products are highly competitive and subject to rapid advancement in design technology. We must identify and capture future market opportunities by developing and deploying value-added products.

We compete for market share based on our customers’ selection of our components over our competitors during the design phase of their products. Our ability to compete is dependent on the needs of our customers, how well our products address those needs, our corporate relationships, and a variety of other factors.

We offer a disruptive technology that is replacing outdated and undesirable approaches including switch technology.  We must convince companies to abandon older, proven but less elegant technologies and adopt our solutions. This change is supported by significant end-user demand for touch-sensitive solutions.  We also compete against the highly commoditized capacitive resistor technology.  However, our solutions are focused on providing functionality in situations where capacitive is unreliable or entirely unavailable.

The markets for our products are characterized by significant price competition and we anticipate that our products will continue to face substantial pricing pressure.

Sales and Marketing

We sell our HMI solutions and force sensing devices through our direct sales employees as well as outside sales representatives and distributors.  We work directly with Fortune 500 customers, technology design houses and original equipment manufacturers, or OEMs.  Our sales personnel have extensive engineering backgrounds and receive substantial support from our internal engineering resources.  Sales frequently result from interactions between senior management, design engineers, procurement departments, and our sales personnel. We interact with our customer’s throughout the product development and order process.  We maintain sales offices at our Corporate Headquarters in the United States, and in Hong Kong and Japan.

Due to the technical nature of our products, the length of our sales cycle can vary from a few months to several years and requires continued participation from our sales, engineering and management teams.  Our sales cycle for our custom solutions generally includes the following two phases.

Design Opportunity to Design Win

Our sales and engineering team engages with the customer to establish the nature of the design and explore various technical applications that may fit the customer’s need.

•                  A customer might select one of our standard solutions or a custom design might be required to fulfill the customer’s product needs.  Custom solutions might require engineering design fees and tooling costs.

•                  Product samples are provided to the customer and our team works with the customer to ensure product performance and address customer needs and specifications.

•                  A firm commitment from a customer’s engineering and/or purchasing organization or pre-production orders indicate a design win.  In most cases, we are a sole-source supplier to our customer and cannot be easily and/or quickly replaced once the product goes into production.

Mass Production

Once the customer has chosen our solution, they may move their product into the production phase.  It may take several months or more to go from design win to production. Product lifespan varies dramatically depending on the market place and product.  Consumer electronics may have a lifespan of six months to five years, industrial and automotive applications may continue for three to ten years, and medical product lifespans may continue past 20 years.

Our Customers

As of December 31, 2015, we had almost 200 active customers, including many of the world’s leading electronics companies.  Our customers are diverse and include Fortune 500 companies as well as start-ups, design houses, original design manufacturers, OEMs and universities.  We supply some of the world’s largest consumer electronics manufacturers, luxury and mid-market car companies, familiar names in the medical and industrial equipment markets, research engineers and designers entering the Internet-Of-Things market, and companies of all different sizes in other markets.

Our customer base is widely dispersed geographically. Sales to customers located outside the United States have historically accounted for a significant percentage of our revenues, a trend we expect to continue.  On a bill-to basis, international sales constituted 42% and 40% of our revenues for the nine months ended September 30, 2015 and fiscal year 2014, respectively.

Future sales of our products will be based on, among other elements, expansion into adjacent markets, continued expansion of our product line, the acceptance of our product line, expansion into additional domestic and international markets, and our ability to maintain a competitive position against other technology providers.

For the year ended December 31, 2014, we had three customers that represented 19%, 17% and 10% of revenues, respectively. For the nine months ended September 30, 2015, we had three customers that represented 21%, 17% and 17% of revenues, respectively.

Manufacturing Operations

We have our own, world-class manufacturing facility in Shenzhen, China that is ISO 9001 compliant. We also maintain a small manufacturing facility in Simi Valley, California.  We purchase our materials from outside suppliers. We carefully select suppliers based on their ability to provide quality parts and components that meet technical specifications. We actively monitor these suppliers, but we are subject to substantial risks associated with the performance of our suppliers.  We source certain of our components from a single supplier, which increases the risk of shortages and shipment delays and decreases our ability to negotiate with that supplier.

Engineering, Research and Development

Rapid advancements in process technologies, and increasing levels of functional integration characterize the market for our products. We believe that our future success will depend largely on our ability to continue improving our products and our process technologies, and to develop new technologies.

Our chief technology officer and global research and development center are located in Singapore, where we focus on product innovation.  We intend to grow this facility substantially over the next five years, including by expanding our research and development team by approximately 20% per year, expanding the size of the facility, and investing in additional tools and equipment.  We also operate research and development centers in the United States and China, primarily focused on customer support and product integration.

Our Employees

As of December 31, 2015, we had 112 employees worldwide.  Our employees, listed in population size order from largest to smallest, are in the following departments: operations, research and development, sales, and administration.  Our ability to attract and retain qualified personnel is essential to our continued success.  None of our employees are represented by a collective bargaining agreement, and we have never experienced a work stoppage.  We believe our employee relations are good.

ITEM 1A.               RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Form 10, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

If we are unable to keep pace with rapid technological change and gain market acceptance of new products, we may not be able to compete effectively.

Technology, both in our markets and in our customers’ markets, is undergoing rapid change. In order to maintain our leadership position in our existing markets and to emerge as a leader in new markets, we will have to maintain a leadership position in the technologies supporting those markets. Doing so will require, among other things, that we accomplish the following:

•                  accurately predict the evolving needs of our customers and develop, in a timely manner, the technology required to support those needs;

•                  provide products that are not only technologically sophisticated and well supported but are also available at a price within market tolerances and competitive with comparable products;

•                  establish and effectively defend our ownership on the intellectual property supporting our products; and

•                  enter into relationships with other companies that have developed complementary technology on which our products also depend.

We cannot assure you that we will be able to achieve any of these objectives.

If we fail to manage change successfully, our operations could be adversely impacted and our business could be impaired.

The ability to operate our business in rapidly evolving markets requires an effective planning and management process. We expect that responding to changes in our business will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage change effectively will require us to attract, train, motivate and manage new employees, to reallocate human and other resources to support new undertakings and to restructure our operations to manage a restructured business effectively. If we are unable to respond effectively to change, our operations could be adversely affected and our business could be impaired.

We rely on third parties for the materials that we use to manufacture our products and a shortage of supply could adversely affect our revenues, operating results and customer relationships.

We rely on third-party suppliers for the raw material components of our products. We cannot assure you that our suppliers will be able to maintain an adequate supply of these raw materials to enable us to fulfill all of our customers’ orders on a timely basis. A failure to obtain an adequate supply of the materials for our products could increase our costs of goods sold, cause us to fail to meet delivery commitments and cause our customers to purchase from our competitors, which could adversely affect our operating results and customer relationships. In some situations, we rely on a single supplier for raw material components of our products. Any disruption in these supplier relationships could prevent us from maintaining an adequate supply of materials and could adversely affect our results of operation and financial position.

Disruptions in our manufacturing facilities or arrangements could cause our revenues and operating results to decline.

We currently manufacture the majority of our products in Shenzhen, China. This facility is vulnerable to damage from earthquakes, floods, fires, power loss and similar events. It could also be subject to break-ins, sabotage and intentional acts of vandalism. Our insurance may not cover such events and, if the event is covered, our insurance may not be sufficient to compensate us for any losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problem at our manufacturing facility could result in delayed shipment of products, missed delivery deadlines and harm to our reputation, which may cause our revenues and operating results to decline. Performance, reliability or quality problems with our products may cause our customers to reduce or cancel orders which would harm our operating results.

We regularly introduce new products with new technologies or manufacturing processes. Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the product. Detection of such errors could result in delays in shipping and sales during the period required to correct such errors. Defects may also result in product returns, loss of sales and cancelled orders, delays in market acceptance, injury to our reputation, injury to customer relationships and increased warranty costs, which could have an adverse effect on our business, operating results and financial condition.

International sales and manufacturing risks could adversely affect our operating results.

Our revenue from international sales accounted for approximately 42% and 40% of revenue for the nine months ended September 30, 2015 and for the year ended December 31, 2014, respectively. We believe that international sales will represent a substantial portion of our sales for the foreseeable future. The majority of our manufacturing is currently performed in China. Our international operations involve a number of risks, including with respect to:

•                  import-export license agreements, tariffs, taxes and other trade barriers;

•                  staffing and managing foreign operations;

•                  securing credit and funding;

•                  maintaining an effective system of internal controls at our foreign manufacturing facility;

•                  collecting foreign receivables;

•                  currency exchange fluctuations;

•                  reduced protection of intellectual property rights

•                  political and economic instability, and terrorism; and

•                  transportation risks.

Any of the above factors could adversely affect our operating results.

Our markets are intensely competitive and many of our potential competitors have resources that we lack.

Our markets are competitive and we expect competition in our newer markets to increase. Our competitors include companies with similar products or technologies, companies that sell complementary products to our target markets and our customers themselves, who could choose to manufacture products that they currently buy from us. Our competitors and potential competitors may have established business relationships that afford them a competitive advantage or may create technologies that are superior to ours or that set a new industry standard that will define the successful product for that market. If any of our competitors establish a close working relationship with our customers, they may obtain advance knowledge of our customers’ technology choices or may be afforded an opportunity to work in partnership to develop compatible technologies and may therefore achieve a competitive advantage. We may be unable to compete successfully against our current and future competitors.

We cannot guarantee that our HMI solutions for new markets will be successful or that we will be able to continue to generate significant revenue from these markets.

Our HMI solutions may not be successful in new markets despite the fact that these product solutions are capable of enabling people to interact more easily and intuitively with a wide variety of electronic devices.  Various target markets for our interface solutions may develop slower than anticipated or could utilize competing technologies. The markets for certain of these products depend in part upon the continued development and deployment of wireless and other technologies, which may or may not address the needs of the users of these products.

Our ability to generate significant revenue from new markets will depend on various factors, including the following: the development and growth of these markets; the ability of our technologies and product solutions to address the needs of these markets, the price and performance requirements of our customers and the preferences of end users; and our ability to provide our customers with HMI solutions that provide advantages in terms of size, power consumption, reliability, durability, performance, and value-added features compared with alternative solutions.

The failure of any of these target markets to develop as we expect, or our failure to serve these markets to a significant extent, will impede our sales growth and could result in substantially reduced earnings. We cannot predict the size or growth rate of these markets or the market share we will achieve or maintain in these markets in the future.

If we fail to maintain and build relationships with our customers, or our customers’ products which utilize our human-machine interface solutions do not gain widespread market acceptance, our revenue may stagnate or decline.

We do not sell products to end users and we do not control or influence the manufacture, promotion, distribution, or pricing of the products that incorporate our HMI solutions. Instead, we sell component products that our customers incorporate into their products, and we depend on our customers to successfully manufacture and distribute products incorporating our component products and to generate consumer demand through marketing and promotional activities. As a result of this, our success depends almost entirely upon the widespread market acceptance of our customers’ products that incorporate our HMI solutions. Even if our technologies successfully meet our customers’ price and performance goals, our sales would decline or fail to develop if our customers do not achieve commercial success in selling their products that incorporate our HMI solutions.

Our customers generally do not provide us with firm, long-term volume purchase commitments, opting instead, to issue purchase orders that they can cancel, reduce, or delay at any time. In order to meet the expectations of our customers, we must provide innovative HMI solutions on a timely and cost-effective basis. This requires us to match our design and production capacity with customer demand, maintain satisfactory delivery schedules, and meet performance goals. If we are unable to achieve these goals for any reason, our sales may decline or fail to develop, which would result in decreasing revenue.

We cannot provide any assurance that current environmental laws and product quality specification standards, or any laws or standards enacted in the future, will not have a material adverse effect on its business.

Our operations are subject to environmental and various other regulations in each of the jurisdictions in which we conduct business. Regulations have been enacted in certain jurisdictions which impose restrictions on waste disposal of electronic products and electronics recycling obligations. If we fail to comply with applicable rules and regulations in connection with the use and disposal of such substances or other environmental or recycling legislation, we could be subject to significant liability or loss of future sales.

If we are not able to protect our intellectual property or if we infringe on the intellectual property of others, our business and operating results could be adversely affected.

We consider our intellectual property to be a key element of our ability to compete in our chosen markets. We rely on a combination of patents, trade secrets and proprietary software to establish and protect our intellectual property rights. We cannot assure you that patents will be issued from any of our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. We also cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, regardless of the final outcome of the litigation.

We are not currently engaged in any patent infringement suits. Despite our efforts to maintain and safeguard our proprietary rights, we cannot assure you that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing them, we could be forced to incur substantial litigation expenses, and if we were found to be infringing on someone else’s patent, we could be required to pay substantial damages, pay royalties in the future or be enjoined from infringing in the future.

We face risks associated with security breaches or cyber attacks.

We face risks associated with security breaches or cyber attacks of our computer systems or those of our third-party representatives, vendors, and service providers. Although we have implemented security procedures and controls to address these threats, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If our systems, or systems owned by third parties affiliated with our company, were breached or attacked, the proprietary and confidential information of our company and our customers could be disclosed and we may be required to incur substantial costs and liabilities, including the following: expenses to rectify the consequences of the security breach or cyber attack; liability for stolen assets or information; costs of repairing damage to our systems; lost revenue and income resulting from any system downtime caused by such breach or attack; loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack; increased costs of cyber security protection; costs of incentives we may be required to offer to our customers or business partners to retain their business; and damage to our reputation. In addition, any compromise of security from a security breach or cyber attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

Our ability to operate effectively could be impaired if we were to lose the services of key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success is substantially dependent on the continued availability of our key management and technical personnel. Several of our key management personnel have been with us throughout most of our history and have substantial experience with our business and technology. If one or more of our key management personnel leaves Interlink and we are unable to find a replacement with the combination of skills and attributes necessary to execute our business plan, it may have an adverse impact on our business. Our success will also depend, in part, on our ability to attract and retain additional qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally.

Risks Relating to the Securities Markets and Ownership of Our Common Stock

We intend to apply for listing of our common stock on the NASDAQ Capital Market. If our listing is approved, and we subsequently fail to comply with the continuing listing standards of The NASDAQ Capital Market, our securities could be delisted.

We expect that our common stock will be eligible to be quoted on the NASDAQ Capital Market. For our common stock to be listed on the NASDAQ Capital Market, we must meet the current NASDAQ Capital Market listing requirements. If we were unable to meet these requirements in the future, our common stock could be delisted from the NASDAQ Capital Market. If our common stock were to be delisted from the NASDAQ Capital Market, our common stock could continue to trade “over-the-counter” following such delisting. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

Our CEO has control over key decision making as a result of his control of a majority of our voting stock.

Steven N. Bronson, our Chairman, President and CEO, beneficially owns approximately 71% of the outstanding shares of our common stock as of December 31, 2015. As a result, Mr. Bronson has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Bronson has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. As a board member and officer, Mr. Bronson owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Bronson may have interests that differ from yours and he may vote in a manner that is adverse to your interests.  This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility.  The trading price of our common stock may fluctuate substantially, depending on many factors, some of which are beyond our control and may not be related to our operating performance.  These fluctuations could cause you to lose all or part of your investment in our common stock.  Factors that could cause fluctuations in the trading price of our common stock include the following:

•                  announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•                  price and volume fluctuations in the overall stock market from time to time;

•                  significant volatility in the market price and trading volume of technology companies in general;

•                  fluctuations in the trading volume of our shares or the size of our public float;

•                  actual or anticipated changes or fluctuations in our results of operations;

•                  whether our results of operations meet the expectations of securities analysts or investors;

•                  actual or anticipated changes in the expectations of investors or securities analysts;

•                  litigation involving us, our industry, or both;

•                  regulatory developments in the United States, foreign countries, or both;

•                  general economic conditions and trends;

•                  major catastrophic events;

•                  lockup releases, sales of large blocks of our common stock;

•                  departures of key employees; or

•                  an adverse impact on the company from any of the other risks cited herein.

In addition, if the market for technology stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition.  The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.  In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company.  If our stock price is volatile, we may become the target of securities litigation.  Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.  This could have a material adverse effect on our business, results of operations and financial condition.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds from third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for our product candidates, or grant to others the rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which our common stock is traded and other applicable securities rules and regulations.  Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources.  Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting.  In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required.  As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations.  We may need to hire additional employees to comply with these requirements, which will increase our costs and expenses.

In addition, we also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting the year following our first annual report required to be filed with the SEC.  When required, such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.  If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this Form 10, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business.  We do not have any control over these analysts.  If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline.  If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our charter documents and Nevada law could discourage takeover attempts and lead to management entrenchment.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company.  These provisions could also make it difficult for stockholders to take other corporate actions, including effecting changes in our management.  These provisions include:

•                  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•                  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•                  the requirement that a special meeting of stockholders may be called only by our board of directors, by majority vote, or by any shareholder or group of shareholders who own and have the right to vote more than 25% of our issued and outstanding securities, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•                  the ability of our board of directors, by majority vote, to amend our bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt.

We also are subject to provisions of Nevada law found in Nevada Revised Statutes, Sections 78.411 to 78.444, inclusive, that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns 10 percent or more of our stock, cannot acquire us for a period of time after the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors and stockholders.

Risks Related to Government Regulation

Our failure to comply with U.S. laws and regulations relating to the export and import of goods, technology, and software could subject us to penalties and other sanctions and restrict our ability to license and develop our circuit designs.

We are obligated by law to comply with all U.S. laws and regulations governing the export and import of goods, technology, and services, including the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations, or EAR, regulations administered by the Department of Treasury’s Office of Foreign Assets Control, and regulations administered by the Bureau of Alcohol Tobacco Firearms and Explosives governing the importation of items on the U.S. Munitions Import List.  Pursuant to these regulations, we are responsible for determining the proper licensing jurisdiction and export classification of our products, and obtaining all necessary licenses or other approvals, if required, for exports and imports of technical data, and software, or for the provision of technical assistance or other defense services to or on behalf of foreign persons.  We are also required to obtain export licenses, if required, before employing or otherwise utilizing foreign persons in the performance of our contracts if the foreign person will have access to export-controlled technical data or software.  The violation of any of the applicable laws and regulations could subject us to administrative, civil, and criminal penalties.

These regulations could restrict our ability to sell products and develop new products.  For example, as a result of ITAR requirements, we are unable to supply certain products to China satellite companies or end users, which comprise a significant part of the overall satellite market. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying products incorporating our products throughout their global systems or, in some cases, prevent the export or import of products that include our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or our ability to export or license our products to, existing or potential customers with international operations and decreased revenue. Additionally, failure to comply with these laws could result in sanctions by the U.S. government, including substantial monetary penalties, denial of export privileges, and debarment from government contracts.

If we fail to comply with anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, we could be subject to civil and/or criminal penalties.

As a result of our international operations, we may be subject to anti-bribery laws, including the FCPA, which prohibits companies from making improper payments to foreign officials for the purpose of obtaining or keeping business.  If we fail to comply with these laws, the U.S. Department of Justice, the Securities and Exchange Commission, or SEC, or other U.S. or foreign governmental authorities could seek civil and/or criminal sanctions, including monetary fines and penalties against us or our employees, as well as additional changes to our business practices and compliance programs, which could have a material adverse effect on our business, results of operations, or financial condition.

ITEM 2.                        FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements included later in this Registration Statement on Form 10. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Registration Statement on Form 10, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Interlink Electronics, Inc. (“Interlink”, the “Company”, “we”, “us”, “our”) designs, develops, manufactures and sells a range of force-sensing technologies that incorporate our proprietary materials technology, firmware and software into a portfolio of standard products and custom solutions.  These include sensor components, subassemblies, modules and products that support effective, efficient cursor control and novel 3 dimensional user inputs.  Our disruptive, leading edge human machine interface, or HMI, technology platforms are deployed in a wide range of markets including consumer electronics, automotive, industrial, and medical. Our solutions have focused on handheld user input, menu navigation, cursor control, and other intuitive interface technologies for the world’s top electronics manufacturers.

We sell our products globally to a diverse array of customers that include the Fortune 500 as well as start-ups, design houses, original design manufacturers, original equipment manufacturers and universities.  Our technology has been deployed in the consumer electronics, industrial automation, automotive and medical markets.  Our global presence in the United States, China, Singapore and Japan, allows us to provide local sales and engineering support services to our existing and future customers.  Our products are manufactured by our wholly-owned subsidiary in a state-of-the-art facility in Shenzhen, China.  We also maintain manufacturing operations in Simi Valley, California. We control 100% of the manufacturing and shipping process which enables us to respond quickly to customer product demand and design requirements.

Over the next five years, we anticipate investing significantly in the expansion of our technology platforms through our own internal development to ensure we provide the market with leading-edge HMI solutions that are seamless to deploy and preform flawlessly.  We anticipate dramatically growing our R&D organization in Singapore to ensure we have the right team to launch our current designs and develop new product offerings that will meet the market’s growing demand for touch technology.  Our Singapore location will allow us to take advantage of the abundance of engineering talent for future new product development.  We also plan to explore potential strategic relationships with Singapore-based companies and technology institutes that will support our growth initiatives.

Results of Operations

The following table sets forth certain consolidated statements of operations data for the periods indicated. The percentages in the table are based on net revenues.

	Year Ended December 31,
	2014		2013
	(in thousands, except for percentages)
Revenues, net	$10,278	100%	$7,551	100%
Cost or revenues	5,200	51	4,360	58
Gross profit	5,078	49	3,191	42

Operating expenses:
Product development and research	811	8	660	9
Selling, general and administrative	2,719	26	2,595	34
Total operating expenses	3,530	34	3,255	43
Operating income (loss)	1,548	15	(64)	(1)

Other income (expense):
Interest income	2	—	4	—
Other income (expense), net	(16)	—	39	1
Other income (expense), net	(14)	—	43	1
Income (loss) from continuing operations, before provision for income taxes	1,534	15	(21)	—
Provision for income taxes	13	—	1	—
Income (loss) from continuing operations, net of tax	1,521	15	(22)	—
Income from discontinued operations, net of tax	34	—	34	—
Net income	$1,555	15%	$12	—%

	For the Nine Months Ended September 30,
	2015		2014
	(in thousands, except for percentages)
Revenues, net	$7,744	100%	$7,321	100%
Cost or revenues	3,638	47	3,830	52
Gross profit	4,106	53	3,491	48

Operating expenses:
Engineering, research and development	637	8	650	9
Selling, general and administrative	2,291	30	2,094	29
Total operating expenses	2,928	38	2,744	38
Income from operations	1,178	15	747	10

Other income:
Interest income	1	—	2	—
Other income	31	1	22	1
Other income	32	1	24	1
Income before income tax expense (benefit)	1,210	16	771	11
Income tax expense (benefit)	(3)	—	1	—
Net income	$1,213	16%	$770	11%

Comparison of the Years Ended December 31, 2014 and 2013

	December 31,
	2014		2013
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Automotive	$2,431	24%	$1,752	23%	$679	39%
Industrial	1,936	19%	994	13%	942	95%
Medical	1,024	10%	1,412	19%	(388)	(27)%
Consumer	754	7%	366	5%	388	106%
Standard	4,133	40%	3,027	40%	1,106	37%
Revenues, net	10,278	100%	7,551	100%	$2,727	36%

We sell our custom products into the following markets: automotive, industrial, medical and consumer.  We sell our standard products in many different markets which are often unknown to us at the time of sale.

The increase in revenues, net is driven by the growth in both our custom and standard products. The increase in our custom products relates primarily to growth in orders from current customers.  Our growth in standard products is due to both increased orders from current customers as well as first time orders from new customers. Revenues for our products sold into medical markets can fluctuate due to both permanent and temporary changes in the market; however, design wins in the medical market tend to have a long life-cycle, often exceeding twenty years.

	December 31,
	2014		2013
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Cost of revenues	$5,200	51%	$4,360	58%	$840	19%

Our cost of revenues is affected by various factors including product mix, volume, material costs, manufacturing efficiencies, facilities costs, compensation costs and any provisions for excess and obsolete inventories. The increase in cost of revenues is primarily due to increased material costs to support higher sales in the period.  Labor costs also increased to support higher demand.  In addition, we temporarily increased our Shenzhen manufacturing space during 2014.  Cost of revenues decreased as a percentage of revenues primarily due to efficiencies gained, including improved utilization of fixed costs, as revenues increase.

	December 31,
	2014		2013
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Product development and research	$811	8%	$660	9%	$151	23%

Product development and research, or R&D, expenses consist primarily of compensation expenses for employees engaged in research, design and development activities.  Our R&D team focuses both on internal design development, as well as design development aimed at addressing customer design challenges, in order to develop our HMI solutions.  The increase in R&D costs resulted from additional compensation and materials costs relative to the growth of our Singapore technology team.

	December 31,
	2014		2013
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Selling, general and administrative	$2,719	26%	$2,595	34%	$124	5%

Selling, general and administrative, or SG&A, expenses consist primarily of compensation expenses, legal and other professional fees, facilities expenses and communication expenses. The increase in SG&A expense is driven by increased travel costs to our international locations as well as an increased, non-refundable VAT assessment at our China manufacturing facility. SG&A decreased as a percentage of sales due to improved utilization of fixed costs as revenues increase.

Comparison of the Nine Months Ended September 30, 2015 and 2014

	For the Nine Months Ended September 30,
	2015		2014
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Automotive	$2,142	28%	$1,752	24%	$390	22%
Industrial	745	10%	1,428	20%	(683)	(48)%
Medical	1,335	17%	708	10%	627	89%
Consumer	1,329	17%	600	8%	729	122%
Standard	2,193	28%	2,833	38%	(640)	(23)%
Revenues, net	7,744	100%	7,321	100%	$423	6%

The increase in revenues, net was driven by increased sales of our custom products in automotive, medical and consumer markets, partially offset by decreased sales of our custom products into the industrial markets and a decrease in sales of our standard products.  The growth in our custom product sales was driven by increased sales to our current customers.  The decrease in custom industrial market sales was driven by the absorption of product purchased in the previous year by two of our larger customers.  Standard product sales decreased primarily due to a customer’s decision to put a product through “end-of-life”, resulting in decreased sales of the product in 2015.

	For the Nine Months Ended September 30,
	2015		2014
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Cost of revenues	$3,638	47%	$3,830	52%	$(192)	(5)%

The decrease in cost of revenues was primarily due to savings obtained upon the relocation of our corporate headquarters along with decreased compensation costs as we aligned our quality processes to support our Shenzhen manufacturing facility.

	For the Nine Months Ended September 30,
	2015		2014
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Engineering, research and development	$637	8%	$650	9%	$(13)	(2)%

The decrease in engineering, research and development is due to the temporary reallocation of staff to manufacturing processes in order to meet the rapid growth in sales.  In future periods, we anticipate engineering, research and development costs will meet and ultimately surpass prior years as we normalize manufacturing staffing to meet our current production levels and then increase our engineering, research and development staffing to enhance our technology and product offerings.  We intend to grow our global research and development center in Singapore substantially over the next five years, including by expanding our research and development team by approximately 20% per year, expanding the size of the facility, and investing in additional tools and equipment.

	For the Nine Months Ended September 30,
	2015		2014
	Amount	% of Net Revenues	Amount	% of Net Revenues	Change	% Change
	(in thousands, except percentages)
Selling, general and administrative	$2,291	30%	$2,094	29%	$197	9%

The increase in selling, general and administrative is driven by increased compensation costs as we expand our sales and marketing team to support our customer and revenue growth initiatives, as well as increased insurance costs.  The increase was partially offset by decreased facilities costs due to the relocation of our headquarters and decreased attendance at tradeshows as we refocus our marketing strategy.

Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash equivalents of $3.6 million of which $259,000 was held by our foreign subsidiaries, working capital of $5.9 million and no indebtedness.  Cash and cash equivalents consist of cash and money market funds. We did not have any short-term or long-term investments as of September 30, 2015.

We believe that our existing cash and cash equivalents balance will be sufficient to meet our business requirements for at least the next twelve months. If we require additional cash, we may attempt to raise additional capital through equity, equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to raise additional needed funds, we may also take measures to reduce expenses to offset any shortfall.

There can be no assurances that we will be able to raise additional needed capital on acceptable terms or at all, and the failure to do so could adversely affect our ability to achieve our business objectives. In addition, if our future operating performance is below our expectations, our liquidity and ability to operate our business could be adversely affected.

Cash Flow Analysis

Our cash flows from operating, investing and financing activities are summarized as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2013	2015	2014
	(in thousands)		(in thousands)
Net Cash Provided By (Used In) Operating Activities	$1,007	$(533)	$1,316	$333
Net Cash Used In Investing Activities	$(130)	$(83)	$(83)	$(118)
Net Cash Provided By Financing Activities	$16	$—	$—	$16

Net Cash Provided By (Used In) Operating Activities

For the year ended December 31, 2014, the $1.0 million in net cash provided by operating activities was primarily attributable to net income of $1.6 million. The net change to operating assets of $551,000 was primarily due to the increase of $291,000 in accounts receivable and $343,000 in inventory partially offset by a decrease of $156,000 in accounts payable, accrued expenses and other liabilities and $60,000 in deferred revenue.

For the year ended December 31, 2013, the $533,000 in net cash used in operating activities was primarily attributable to the net loss of $22,000 and the net change in operating assets of $696,000 partially offset by non-cash charges of $15,000.

Accounts receivable increased from $1.5 million at December 31, 2013 to $1.8 million at December 31, 2014 due to the timing of shipments at year end.  Inventories increased from $670,000 at December 31, 2013 to $1.1 million at December 31, 2014 as we increased materials on hand to meet increased sales demand.  Inventory balances will fluctuate depending on the timing of materials purchases and product shipment.  Accounts payable and accrued expenses increased from $617,000 at December 31, 2013 to $773,000 at December 31, 2014 primarily due to the timing of payment for materials purchases.  Deferred revenue decreased from $205,000 at December 31, 2013 to $145,000 at December 31, 2014 primarily due to the recognition of non-recurring engineering fees as deliverables were provided to the customer.

For the nine months ended September 30, 2015, the $1.3 million in net cash provided by operating activities was primarily attributable to net income of $1.2 million and adjustments for non-cash charges of $92,000. Operating assets and liabilities had no significant net change due to the decrease of $122,000 in inventory and $129,000 in prepaid expenses and other assets being offset by a decrease of $183,000 in accounts payable, accrued expenses and other liabilities.

For the nine months ended September 30, 2014, the $335,000 in net cash provided by operating activities was primarily attributable to net income of $770,000 and the net change in operating assets of $450,000.

Inventories decreased $122,000 from $1.1 million at September 30, 2014 to $0.9 million at September 30, 2015 as we utilized stock on hand to meet increased sales demand.  Inventory balances will fluctuate depending on the timing of materials purchases and product shipment.  Prepaid expenses and other assets decreased $129,000 primarily due to the amortization of insurance premiums paid in advance.  Accounts payable and accrued expenses decreased primarily due to the timing of payment for materials purchases.

Net Cash Used In Investing Activities

Net cash used in investing activities of $130,000 and $83,000 for the years ended December 31, 2014 and 2013, respectively, related to the purchase of capital equipment in the US and China and patent costs.

Net cash used in investing activities of $83,000 and $118,000 for the nine months ended September 30, 2015 and 2014, respectively, related to the purchase of capital equipment in the US and China and patent costs.

Net Cash Provided By Financing Activities

Net cash provided by financing activities of $16,000 for the year ended December 31, 2014 was due to the exercise of stock options by an employee.  There were no financing activities for the year ended December 31, 2013.

There were no financing activities for the nine months ended September 30, 2015. Net cash provided by financing activities of $16,000 for the nine months ended September 30, 2014 was due to the exercise of stock options by an employee.

Off-Balance Sheet Transactions

We do not have any off-balance sheet arrangements.

Contractual Obligations and Known Future Cash Requirements

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statements of operations, consolidated statements of comprehensive loss or consolidated statements of cash flows.

Operating Leases

We lease various office and manufacturing facilities, including our corporate headquarters in Westlake Village, California, under operating lease agreements that expire through 2020. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.

Commitments

As of September 30, 2015, our principal commitments consisted of obligations under the operating leases for our offices. The following table summarizes our future minimum payments under these arrangements as of September 30, 2015 (in thousands):

	Payments Due
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations	$395	$146	$231	$18	$—

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures.  We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could differ significantly from the estimates made by our management.  To the extent that there are differences between our estimates and actual results, our future financial statements presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, inventory valuation, accounts receivable, stock-based compensation expense and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition, when there is persuasive evidence that an arrangement exists, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.  Title and risk of loss generally pass to our customers upon shipment.  In limited circumstances where either title or risk of loss pass upon destination or acceptance or when collection is not reasonably assured, we defer revenue recognition until such events occur.

To satisfy the criteria, we input orders based upon receipt of a customer purchase order, record revenue upon shipment of goods and when risk of loss and title transfer, confirm pricing through the customer purchase order, and validate credit worthiness through past payment history or other financial data.  All customers have warranty rights, and some customers have explicit or implicit rights of return.  We record reserves for potential customer returns and warranty rights.

Inventory Valuation

Inventories are stated at lower of cost or market and consist of materials, labor and overhead. Inventory costs are determined using standard costs which approximate actual costs under the first-in, first-out method. We evaluate inventories for excess quantities and obsolescence. Our evaluation considers market and economic conditions; technology changes, new product introductions, and changes in strategic business direction; and requires estimates that may include elements that are uncertain. In order to state the inventory at lower of cost or market, we maintain reserves against individual stocking units. Inventory write-downs, once established, are not reversed until the related inventories have been sold or scrapped. If future demand or market conditions are less favorable than our projections, a write-down of inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoice amount and presented net of the allowance for doubtful accounts; they do not bear interest. We evaluate the collectability of accounts receivable at each balance sheet date using a combination of factors, such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay.  We included any accounts receivable balances that are determined to be uncollectible in the overall allowance for doubtful accounts using the specific identification method. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Stock Based Compensation

We account for stock based compensation under ASC Topic 718, Compensation-Stock Compensation, which requires us to record related compensation costs. Calculating the fair value of stock-based compensation awards requires the input of highly subjective assumptions, including the expected life of the awards and expected volatility of our stock price. Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. Our estimates of expected volatilities are based on weighted historical implied volatility. The expected forfeiture rate applied in calculating stock-based compensation cost is estimated using historical data and is updated annually.

The assumptions used in calculating the fair value of stock-based awards involve estimates that require management judgment. If factors change and we use different assumptions, our stock-based compensation expense could change significantly in the future. In addition, if our actual forfeiture rate is different from our estimate, our stock-based compensation expense could change significantly in the future.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, we must make estimates and judgments in determining the provision for taxes for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to our tax provision in a subsequent period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We must assess the likelihood that we will be able to recover our deferred tax assets. Our valuation allowance against the deferred tax assets is based on our assessments of historical losses and projected operating results in future periods on a “more likely than not” basis. If and when we generate future taxable income in our tax jurisdictions against which these tax assets may be applied, some portion or all of the valuation allowance would be reversed and an increase in net income would consequently be reported in future years.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. If we determine that a tax position will more likely than not be sustained on audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors such as changes in facts or circumstances, changes in tax law, new audit activity, and effectively settled issues. Determining whether an uncertain tax position is effectively settled requires judgment. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period in which a change in judgment occurs.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).”  The amendments to this update supersede nearly all existing revenue recognition guidance under GAAP. The core principle of this Topic is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. This Topic defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. A nonpublic entity may elect to apply this guidance earlier, however, only as of the following: (1) an annual reporting period beginning after December 15, 2016, including interim periods within that reporting period (public entity effective date), (2) an annual reporting period beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017, (3) an annual reporting period beginning after December 15, 2017, including interim periods within that reporting period. The Company has not yet assessed the impact of ASU 2014-09 but does not believe it will have a material effect on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force)”, effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. This update is intended to resolve the diverse accounting treatment of share-based payment awards whose performance target may be achieved after the requisite service period. An entity may apply the standards (1) prospectively to all share-based payment awards that are granted or modified on or after the effective date, or (2) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier application is permitted. The Company has not yet assessed the impact of ASU 2014-12 but does not believe it will have a material effect on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Sub-Topic 205-40)”, which provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for annual periods ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. The Company has not yet assessed the impact of ASU 2014-15 but does not believe it will have a material effect on the Company’s consolidated financial statements.

In February 2015, the Financial Accounts Standards Board, or FASB, issued Accountings Standards Update, or ASU, 2015-02 to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The standard is effective for fiscal and interim periods within those fiscal years, beginning after December 15, 2015.  We are currently evaluating this standard and after adoption, we will incorporate this guidance in our analysis for consolidations.

ITEM 3.                        PROPERTIES

We maintain our principal office, totaling approximately 3,000 square feet, in Westlake Village, California, under a lease that expires in 2020.  We maintain additional leased spaces, totaling approximately 21,000 square feet, in several locations, including manufacturing facilities in Simi Valley, California and Shenzhen, China, a research and development center in Singapore, and regional offices in Hong Kong, China and Tokyo, Japan.  We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, we will be able to secure additional space to accommodate any expansion of our operations.

ITEM 4.                        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of January 11, 2016, for:

•                  each of our named executive officers;

•                  each of our directors;

•                  all of our executive officers and directors as a group; and

•                  each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

We have based percentage ownership of our common stock on 5,861,018 shares of our common stock outstanding as of January 11, 2016. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of January 11, 2016, as well as all shares of common stock issuable pursuant to restricted stock units held by the person that are subject to vesting conditions expected to occur within 60 days of January 11, 2016. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.  Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Interlink Electronics, Inc., 31248 Oak Crest Drive, Westlake Village, California 91361.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Named Executive Officers and Directors:
Steven N. Bronson (1)	4,179,523	71.3%
Albert Lu	—	*
Mark Bailey	—	*
Angela Blatteis	17,357	*
Frank Levinson	101,334	1.7%
Howard Goldberg	—	*
All executive officers and directors as a group (5 persons)	4,298,214	73.3%

Other 5% Stockholders:
BKF Capital Group, Inc. (2)	700,311	11.9%
Leonard Hagan (3)	716,410	12.2%

*Represents beneficial ownership of less than 1%

(1)         Consists of (i) 3,316,212 shares of common stock held by Mr. Bronson individually and jointly with his spouse, (ii) 700,311 shares of common stock held by BKF Capital Group, Inc. and (iii) 163,000 shares of common stock held by Mr. Bronson’s spouse.

(2)         Steven N. Bronson, Chief Executive Officer of BKF Capital Group, Inc., has voting and dispositive power with respect to these securities.

(3)         The address for Mr. Hagan is 120 Broadway, Suite 940, New York, NY 10271-0999.

ITEM 5.                                                DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of January 11, 2016:

Name	Age	Company Position
Steven N. Bronson	50	Chairman of the Board, Chief Executive Officer, and President
Tracy A. Kern	48	Chief Financial Officer
Albert Lu	44	Chief Technology Officer
Mark Bailey	67	Director
Angela Blatteis	55	Director
Frank Levinson	62	Director

Executive Officers

Steven N. Bronson.  Mr. Bronson has over 30 years of business and entrepreneurial experience. His successful background in investment banking and principal investing has led to him taking executive positions in several companies. Mr. Bronson became our Chief Executive Officer and Chairman of our board of directors in July 2010. In March 2011, he also took on the role of President, bringing both his operational and financial expertise to the company. Since successfully turning around Interlink’s business to profitability, Mr. Bronson has focused on strategic matters, mission-critical decisions, and identification of potential acquisitions and business partnership opportunities.

In July 2013, Mr. Bronson assumed the positions of President and Chief Executive Officer of Qualstar Corporation (NASDAQ: QBAK), a high quality tape library manufacturer, and its subsidiary N2Power, a manufacturer of high efficiency power supplies for diverse electronics industries.  From 1996 until November 2014, Mr. Bronson served as Chief Executive Officer and Chairman of Bronson & Co., LLC, an investment banking firm.  Since October 2008, Mr. Bronson also has served as Chief Executive Officer and Chairman of BKF Capital Group, Inc. (OTCMKTS: BKFG), a publicly traded company operating through its wholly-owned subsidiaries, BKF Investment Group, Inc. and BKF Asset Holdings, Inc. since October 2008.  Mr. Bronson currently holds series 4, 7, 24, 53, 55, 63, 65, 66 and 79 licenses.

Mr. Bronson was selected to serve on our board of directors because of the perspective and experience he brings as our largest stockholder, his extensive experience with technology companies, and his experience serving as a senior executive officer of a public company.

Tracy A. Kern.  Ms. Kern has served as our Chief Financial Officer since June 2015.  Ms. Kern has over 15 years of business experience in public accounting. From July 2008 until April 2015, Ms. Kern was Corporate Controller of Vitesse Semiconductor Corporation (NASDAQ:VTSS), a global provider of high performance integrated circuit solutions for carrier, enterprise and internet-of-things networks.  Prior to Vitesse, from January 2003 to June 2008, Ms. Kern was the Chief Financial Officer for Chad Therapeutics, a publicly traded medical device manufacturing company headquartered in Chatsworth, California.  Ms. Kern also was a manager at the public accounting firm KPMG, and is a Certified Public Accountant.  She holds a Bachelor of Science degree in Accounting from California Lutheran University.

Albert Lu.  Dr. Lu has served as our Chief Technology Officer since February 2014, and is based in Singapore at our wholly-owned subsidiary, Interlink Electronics Singapore Private Limited.  Prior to joining Interlink, for over 15 years Dr. Lu had made significant R&D contributions to the Singapore Institute of Manufacturing Technology, or SIMTech, which develops high-value manufacturing technology and human capital to enhance the competitiveness of Singapore’s manufacturing industry. SIMTech is a research institute of the Agency for Science, Technology and Research (A*STAR). Dr. Lu’s most recent role was Program Manager of the Large Area Processing Program, where he established and spearheaded Singapore’s key R&D facility and pilot line for roll-to-roll manufacturing of functional films and printed electronics. In his other technology leadership roles at SIMTech, Dr. Lu orchestrated R&D collaborations and industry consortia in disruptive and emerging technology platforms that included embedded passives, broadband communications, and electronics packaging with multinational corporations and local enterprises.

Dr. Lu earned both a Ph.D. and B. Eng. in electrical engineering from the University of Manchester, Institute of Science and Technology in the United Kingdom. Dr. Lu also received the Lee Kuan Yew Award for Mathematics and Science in Singapore and the Institution of Electrical Engineers Prize in the United Kingdom.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Non-Employee Directors

Mark Bailey.  Mr. Bailey has served as a member of our board of directors since January 2016, and brings to Interlink more than 42 years of experience in public accounting. He began his public accounting career with Arthur Young & Company, advancing to supervisor in the bank audit division. He then became an audit partner in a firm on the central coast of California. He opened his accounting firm, Mark Bailey & Company, in 1984, which he rebranded to Excelsis in 2012. Excelsis specializes in small to mid-sized companies and offers diverse services including, audit, tax, strategic planning, internal control evaluation and testing, business valuation and management consulting and is registered with the Public Company Accounting Oversight Board. Mr. Bailey is the managing partner of the firm and consults extensively on business valuations, mergers and acquisitions, tax planning, accounting and management. He holds a bachelor’s degree with a concentration in accounting from California Polytechnic State University, San Luis Obispo and is accredited in business valuation and certified in financial forensics. He is a member of the American Institute of Certified Public Accounts, the California Society of Certified Public Accountants, and the Nevada Society of Certified Public Accountants.  Mr. Bailey was selected to serve on our board of directors because of his extensive experience in public accounting.

Angela Blatteis. Ms. Blatteis has served as a member of our board of directors since July 2014, and brings to Interlink over 30 years of experience in investment banking, bankruptcy, private equity, and mergers and acquisitions.  Ms. Blatteis presently is an Ambassador to The Gores Group, a Los Angeles based private equity firm, and remains a key consultant to The Gores Group in addition to providing consulting services to various companies and management teams. From 1996 through December 2011, Ms. Blatteis worked with The Gores Group, serving as Managing Director beginning in 2004, where she was responsible for key aspects of mergers and acquisitions and divestitures for the firm’s portfolio companies. From July 2007 through July 2011, Ms. Blatteis co-founded Global Equity Capital (GEC), an affiliate of The Gores Group, to focus on acquiring businesses in the small capitalization market and held the title Managing Director. In August 2014, Ms. Blatteis launched Soupure, a soup company which uses science and research to develop soup for health conscious individuals by leveraging the power of proteins and smart energy nutrients, and serves as the company’s chief executive officer and chief financial officer.  Ms. Blatteis received an MBA from the University of Chicago, Booth School of Business and a Bachelor of Economics from the University of California, Berkeley.

Through her experience in various senior level investment banking positions with The Gores Group, Ms. Blatteis has developed a substantial financial and accounting background and expertise, which she contributes to our board of directors. Ms. Blatteis’ financial expertise and acumen in private equity, mergers and acquisition, portfolio company management and investment banking in general assists our board in providing oversight to management on these matters. Ms. Blatteis’ senior leadership experience also enables her to provide strategic input to our board, in addition to her financial expertise, discipline and oversight.

Frank Levinson.  Dr. Levinson has served as a member of our board of directors since July 2014.  Presently he is a General Partner with Phoenix Venture Partners, a venture capital firm focused on advanced materials innovations, and a Managing Director of the Small World Group (SWG) Incubator, a technology incubator focusing on clean tech, optical systems and advanced material technologies active in both Singapore and the United States.  Dr. Levinson has an exceptional 30-year track record of starting and building companies. Most notably, Dr. Levinson was the founder, Chief Technology Officer, and Chairman of Finisar Corporation (NASDAQ:FNSR),which he built into a multibillion dollar optical components and subsystems supplier and grew revenue from zero to over $500 million in annual sales. During his tenure at Finisar, Dr. Levinson built the company’s manufacturing operations in Asia and oversaw the implementation of more than 12 corporate partnerships, including those with Honeywell, Sensors Unlimited, and Infineon. He is currently on the board of directors of Fabrinet (NYSE:FN). Dr. Levinson earned his Ph.D. in Astronomy from the University of Virginia and his Bachelor of Science in physics and mathematics from Butler University.

Dr. Levinson was selected to serve on our board of directors because of his extensive experience in growing technology companies, including companies with substantial operations in Asia where a significant amount of our operations occur.

ITEM 6.                        EXECUTIVE COMPENSATION

Processes and Procedures for Compensation Decisions

The compensation committee of the board is responsible for the executive compensation programs for our executive officers and reports to the board on its discussions, decisions and other actions. Typically, our chief executive officer makes recommendations to our compensation committee, often attends committee meetings and is involved in the determination of compensation for the executive officers that report to him, except that he does not make recommendations as to his own compensation. Our chief executive officer makes recommendations to our compensation committee regarding short-term and long-term compensation for all executive officers, excluding himself, based on our results, an individual executive officer’s contribution toward these results and performance toward individual goal achievement. Our compensation committee then reviews the recommendations and other data and makes decisions as to total compensation for each executive officer other than the chief executive officer, as well as each individual compensation component. The compensation committee makes recommendations to the board regarding compensation for the chief executive officer. The independent members of the board make the final decisions regarding executive compensation for our chief executive officer.

The compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies. The compensation committee did not retain the services of a compensation consultant during 2013, 2014 and 2015.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during 2014 and 2015. As a “smaller reporting company,” as such term is defined in the rules promulgated under the Securities Act of 1933, as amended, or the Securities Act, we are required to provide compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this proxy statement, these three officers are referred to as our “named executive officers.”

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)		Total
Steven N. Bronson (2)	2015	$268,750	$—		$392,400	$661,150
Chief Executive Officer, President and Chairman of the Board	2014	$120,000	$—		$—	$120,000

Tracy A. Kern (3)	2015	$91,590	$—		$37,500	$129,090
Chief Financial Officer	2014	$—	$—		$—	$—

Albert Lu (4)	2015	$151,048	$19,986	$		$171,034
Chief Technology Officer	2014	$122,673	$12,211		$80,000	$214,884

(1)         These amounts represent the grant date fair value of the stock and stock option awards determined in accordance with ASC Topic 718. These amounts may not correspond to the actual value eventually realized by the officer, which depends in part on the market value of our common stock in future periods. Assumptions used in calculating these amounts are set forth in the Notes to Consolidated Financial Statements included in this Registration Statement on Form 10.

(2)         In July 2013, Mr. Bronson volunteered to accept a 40% reduction in his annual base salary from $200,000 to $120,000.  Mr. Bronson’s annual base salary was increased to $300,000 effective as of April, 20, 2015.

(3)         Ms. Kern’s employment with Interlink commenced in June 2015.

(4)         Dr. Lu’s employment with Interlink commenced in February 2014. Mr. Lu received a discretionary bonus in 2014 and 2015 based on his performance for the year.

Outstanding Equity Awards at Fiscal Year End

The following table presents certain information concerning equity awards held by our named executive officers as of December 31, 2015.

Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested (1)
Steven N. Bronson	5/18/2015	60,000	(2)	$428,400

Tracy Kern	6/1/2015	5,000	(3)	$35,700

Albert Lu	1/31/2014	64,000	(4)	$456,960

(1)               The market value of the restricted stock award is based on the closing market price of our common stock as of December 31, 2015, which was $7.14 per share.

(2)               Represents a grant of restricted stock units, of which 50% vests on each of May 18, 2019 and May 18, 2020.

(3)               Represents a grant of restricted stock units, of which 50% vests on each of June 1, 2019 and June 1, 2020.

(4)               Represents a grant of restricted stock units, of which 50% vests on each of January 31, 2018 and January 31, 2019.

Employment Arrangements

We have entered into employment agreements with each of the named executive officers.  With the exception of his own arrangement, each of these employment agreements was negotiated on our behalf by our Chief Executive Officer with the oversight and approval of the compensation committee of the board.

Steven N. Bronson

We entered into an employment agreement with Steven N. Bronson, our Chairman, President and Chief Executive Officer, in July 2010. The employment agreement provides for an annual base salary of $200,000 payable in shares of our common stock with a value of $200,000, issuable at the rate of 1/12 per month based on the market value of our common stock on the date of issuance, and an annual bonus at the discretion of the compensation committee.

In June 2013, Mr. Bronson voluntarily agreed to reduce his annual base salary by 40%, to $120,000, which continued until January 1, 2015 at which time his annual base salary was returned d to $200,000. On April 20, 2015, Mr. Bronson’s salary was increased to $300,000. In addition, in May 2015 Mr. Bronson received a restricted stock unit award of 60,000 shares of common stock of which 50% vests on each of the fourth and fifth anniversaries of the date of grant. Mr. Bronson’s restricted stock unit award shall immediately vest upon his death or if he suffers a permanent disability, or upon a “change of control” of Interlink.

In the event Mr. Bronson’s employment is terminated by Interlink without cause, he will be entitled to receive the following benefits:

•                  Accrued Compensation:  Mr. Bronson will receive all accrued but unpaid paid time off, expense reimbursements, wages, and other benefits due to him under any Interlink -provided plans, policies, and arrangements.

•                  Severance Payment:  Mr. Bronson will receive severance in an amount in cash equal to twelve months of his base salary then in effect, immediately prior to the date of the participant’s termination of employment, less all required tax withholdings and other applicable deductions, payable as soon as practicable following the participant’s termination of employment.

•                  Bonus Payment:  Mr. Bronson will receive any bonus amount earned by him prior to termination, payable as soon as practicable following the participant’s termination of employment.

•                  Continued Benefits:  We will reimburse Mr. Bronson for premiums for coverage of Mr. Bronson and his eligible dependents pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (at the coverage levels in effect immediately prior to termination of employment) for a period of twelve months from the last date of employment with us.  In addition, we will continue to pay, or reimburse Mr. Bronson for, premiums for coverage of Mr. Bronson for life and long-term disability insurance for a period of twelve months from the last date of employment with us.

•                  Equity:  All of Mr. Bronson’s unvested and outstanding equity awards shall immediately vest and become exercisable as of the date of termination.

Mr. Bronson’s employment agreement also provides that upon a “change of control” of Interlink, Mr. Bronson is entitled to receive an amount in cash equal to twelve months of his base salary then in effect, and all of Mr. Bronson’s unvested and outstanding equity awards shall immediately vest and become exercisable.

Albert Lu

We entered into an employment agreement with Albert Lu, our Chief Technology Officer, in February 2014. The employment agreement provides for an annual base salary of $206,250 SGD and an annual bonus of up to $41,250 SGD.  Dr. Lu also received a restricted stock unit award of 64,000 shares of common stock, of which 50% vests on each of January 31, 2018 and January 31, 2019.  Dr. Lu’s employment agreement provides for “at will” employment and may be terminated at any time by either party on one month’s written notice. Dr. Lu is not entitled to any termination or “change of control” payments or benefits under his employment agreement.

Tracy Kern

We entered into an offer letter with Tracy Kern, our Chief Financial Officer, in June 2015. The offer letter provides for an annual base salary of $160,000 increasing to $180,000 beginning January 1, 2016. Ms. Kern also received a restricted stock unit award of 5,000 shares of common stock, of which 50% vests on each of the fourth and fifth anniversaries of the commencement of her employment with us.  The restricted stock unit award shall immediately vest upon her death or if she suffers a permanent disability, or upon a "change of control" of Interlink. Ms. Kern’s offer letter provides for “at will” employment and may be terminated at any time by either party on one month’s written notice. Ms. Kern is not entitled to any termination payments or benefits under her offer letter.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2014.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants.  The match is limited to 50% of base salary up to $500. In 2014, we made matching contributions of $4,500 into the plan.

Non-Employee Director Compensation

Director Compensation Table

The following table details the total compensation earned by our non-employee directors in fiscal year 2015:

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Angela Blatteis (2)	$10,000	$5,000	$15,000
Frank Levinson (2)	$10,000	$5,000	$15,000

(1)         Represents awards of our common stock.

(2)         On July 15, 2015, each of Ms. Blatteis and Mr. Levinson received 607 shares of our common stock.

Outside Director Compensation Policy

Our board of directors has adopted a policy for the compensation for our non-employee directors, or the Outside Directors. Outside Directors will receive compensation in the form of equity and cash, as described below:

Annual award.  Annually, on July 15, each Committee Chairman who has served on our board of directors for at least the preceding six months will be granted common stock with a grant date fair value equal to $5,000.

Cash compensation.  Each Outside Director receives an annual retainer of $10,000 in cash for serving on our board of directors, or the Annual Fee. The Annual Fee is paid in quarterly installments to each Outside Director who has served in the relevant capacity for the immediately preceding fiscal quarter no later than 30 days following the end of such preceding fiscal quarter. An Outside Director who has served in the relevant capacity for only a portion of the immediately preceding fiscal quarter will receive a prorated payment of the quarterly payment of the Annual Fee.

ITEM 7.                        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

We describe below transactions, and series of related transactions, since January 1, 2013 to which we were or will be a party, in which:

•                  the amounts involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at December 31, 2015 and 2014; and

•                  any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their immediate family members, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transaction or series of related transactions to which we have been or will be a party other than compensation arrangements, which are described where required in Item 6., “Executive Compensation.”

Catalyst Financial

We paid fees of $75,000 to Catalyst Financial in both 2014 and 2013 to assist us in identifying potential merger and acquisition opportunities.  The agreement for consulting services was terminated in December 2014. Steven N. Bronson our Chairman and CEO was also Chairman and CEO of Catalyst Financial.

Qualstar Corporation

At the end of 2013, we agreed to reimburse, or be reimbursed by, Qualstar Corporation (“Qualstar”), for IT support and other expenses paid on behalf of our Company. In 2015, we also entered into a sublease agreement for our occupation and use of a portion of Qualstar’s Simi Valley manufacturing location.  Steven N. Bronson, our CEO and Chairman, is the Chairman and CEO of Qualstar. Transactions with Qualstar are as follows:

	December 31,		Nine Months Ended September 30,
	2014	2013	2015	2014
	(in thousands)		(in thousands)
Paid to Qualstar	$33	$2	$45	$28
Reimbursed from Qualstar	$157	$63	$13	$133

Director Independence

In connection with the filing of this Registration Statement on Form 10 and the registration of our common stock under Exchange Act, we have applied to list our common stock on the NASDAQ Capital Market.  Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an ‘‘independent director’’ if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise such director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that Messrs. Bailey and Levinson and Ms. Blatteis are ‘‘independent directors’’ as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ.

In addition, our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.  Ms. Blatteis and Messrs. Bailey and Levinson, each of whom is a non-employee member of our board of directors, serve on these board committees.  Our board of directors has determined that each of Ms. Blatteis and Messrs. Bailey and Levinson satisfies the requirements for independence and, in the case of the audit committee, financial literacy for service on the audit committee, compensation committee and nominating and governance committee under the rules and regulations of NASDAQ and the SEC.

ITEM 8.                        LEGAL PROCEEDINGS

We are not party to any legal proceedings. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect our future financial position, results of operations or cash flows.

ITEM 9.                        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information for Common Stock

Our common stock is quoted on the OTCPink marketplace of the OTC Markets Group under the symbol “LINK.” The following table sets forth for the periods indicated the high and low closing bid prices per share of our common stock as reported by the OTC Markets Group.  These prices reflect inter-dealer quotations, without retail markups, markdowns, or commissions, and do not necessarily represent actual transactions:

	High	Low
Fiscal 2015
First Quarter	$9.75	$7.00
Second Quarter	$9.00	$6.00
Third Quarter	$8.80	$7.00
Fourth Quarter	$9.55	$7.06

Fiscal 2014
First Quarter	$1.88	$1.00
Second Quarter	$4.88	$1.69
Third Quarter	$4.75	$3.75
Fourth Quarter	$8.03	$3.76

Fiscal 2013
First Quarter	$1.75	$1.09
Second Quarter	$1.80	$1.16
Third Quarter	$1.69	$1.13
Fourth Quarter	$1.50	$0.94

On December 31, 2015, the closing bid price of our common stock as reported by the OTC Markets Group was $7.14 per share.

As of December 31, 2015, we had 57 holders of record of our common stock.  The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future, if at all. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Equity Compensation Plan Information

The following table summarizes certain information about our equity compensation plans as of December 31, 2015.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)(1)	(c)
Equity compensation plans approved by security holders (2)	143,528	$5.88	—
Equity compensation plans not approved by security holders	—	—	—
Total	143,528	$5.88	—

(1)             The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account restricted stock units, which have no exercise price.

(2)             Consists of our 1996 Stock Incentive Plan, as amended.  Our 1996 Stock Incentive Plan was cancelled effective November 16, 2015.

ITEM 10.                 RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, Interlink has issued the following unregistered securities:

Equity Compensation Issuances

From November 15, 2012 through November 15, 2015, pursuant to the terms of our 1996 Stock Incentive Plan, as amended, or 1996 Plan, Interlink granted to its officers restricted stock units for an aggregate of 169,000 shares of common stock in exchange for services, for an aggregate dollar value of $567,000.

From November 15, 2012 through November 15, 2015, pursuant to the terms of our 1996 Plan, Interlink granted to its directors an aggregate of 9,818 shares of common stock in exchange for services, for an aggregate dollar value of $30,000.

From November 15, 2012 through November 15, 2015, pursuant to the terms of our 1996 Plan, Interlink issued and sold to an employee an aggregate of 8,000 shares of common stock upon the exercise of options at an exercise price of $1.95 per share, for an aggregate exercise price of $15,600.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.  We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of (i) Section 4(2) of the Securities Act as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Interlink. The sales of these securities were made without any general solicitation or advertising.

ITEM 11.                 DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our articles of incorporation and bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and bylaws, copies of which have been filed as exhibits to this Registration Statement on Form 10.

Immediately following the completion of this offering, our authorized capital stock will consist of 31,000,000 shares, of which:

•                  30,000,000 shares are designated as common stock, with a par value of $0.001 per share; and

•                  1,000,000 shares are designated as preferred stock, with a par value of $0.01 per share.

As of December 31, 2015, we had outstanding 5,861,018 shares of common stock, and we had outstanding options to acquire 14,528 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

No shares of our preferred stock are outstanding. Pursuant to our articles of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 1,000,000 shares of preferred stock in one or more series. Our board of directors may designate the powers, designations, preferences, and relative participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contains provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Nevada law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above under “Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Call a Special Meeting

Our articles of incorporation provide that special meetings of the stockholders may be called only by our board of directors, by majority vote, or by any stockholder or group of stockholders who own and have the right to vote more than 25% of our issued and outstanding securities, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Nevada Law

Nevada has enacted the following legislation that may deter or frustrate takeovers of Nevada corporations:

Evaluation of Acquisition Proposals. The Nevada Revised Statutes expressly permit our board, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other of our constituencies, and on the communities and geographical areas in which we operate. Our board may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction.

Control Share Acquisitions. We are subject to the Nevada control share acquisitions statute. This statute is designed to afford stockholders of public corporations in Nevada protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested stockholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director.  The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power. Under certain circumstances, the statute permits the acquiring person to call a special stockholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

The provisions of Nevada law and the provisions of our articles of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.  The transfer agent’s address is 350 Indiana Street, Suite 750, Golden, CO 80901, and its telephone number is (303) 262-0678.

Exchange Listing

Our common stock is quoted on the OTCPink marketplace of the OTC Markets Group under the symbol “LINK.”  We have applied to list our common stock on the NASDAQ Capital Market under the symbol “LINK.”

ITEM 12.                 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Law

We are a Nevada corporation and subject to the provisions of the Nevada Revised Statutes, which govern indemnification of officers and directors and related matters.

Section 78.138 of the Nevada Revised Statutes provides that a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of Nevada Revised Statutes permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of Nevada Revised Statutes permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of Nevada Revised Statutes further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of Nevada Revised Statutes provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Articles of Incorporation

Our articles of incorporation provide that no director shall be personally liable to Interlink or its stockholders for monetary damages for conduct as a director, provided that the articles do not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Nevada Revised Statutes. No amendment to the Nevada Revised Statutes that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission that occurs prior to the effective date of the amendment.

Our articles of incorporation also provide that we must indemnify and hold harmless each of our directors and officers to the fullest extent not prohibited by the Nevada Revised Statutes, who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the company), by reason of the fact that such person is or was a director, officer, employee or agent of the company or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the company, or serves or served at the request of the company as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. We must pay for or reimburse the reasonable expenses incurred by any such current or former director or officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person’s good faith belief that the person is entitled to indemnification under our articles of incorporation and (ii) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under our articles of incorporation.

Other Matters

Our policy is to enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers under the Nevada Revised Statutes and also to provide for certain additional procedural protections. We also maintain directors and officers insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.                 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Interlink Electronics, Inc. are filed under this Item, beginning on page F-1. The financial statement schedules required by Regulation S-X are filed under Item 15 of this Registration Statement.

ITEM 14.                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Dismissal of Independent Registered Public Accounting Firm

On January 5, 2016, we dismissed SingerLewak LLP (“SingerLewak”) as our independent registered public accounting firm.  The decision to dismiss SingerLewak was approved by the audit committee of our board of directors.

The audit report of SingerLewak on our financial statements as of and for the fiscal years ended December 31, 2013 and 2014 did not contain an adverse opinion or disclaimer of opinion, and were not modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of our financial statements for the fiscal years ended December 31, 2013 and 2014, and for the subsequent interim period through January 5, 2016, there were: (i) no disagreements between us and SingerLewak on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of SingerLewak, would have caused SingerLewak to make reference to the subject matter of the disagreements in its report on our financial statements for such fiscal years; and (ii) no “reportable events” within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

We provided SingerLewak with a copy of the disclosures in this registration statement and requested that SingerLewak furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not SingerLewak agrees with our statements in this Item 14.  A copy of the letter dated January 20, 2016, furnished by SingerLewak in response to that request is filed as Exhibit 16.1 to this registration statement.

Engagement of New Independent Registered Public Accounting Firm

The audit committee of our board of directors approved the appointment of Marcum LLP (“Marcum”) as our new independent registered public accounting firm, and we formally engaged Marcum as our independent registered public accounting firm on January 8, 2016.

                During our two most recent fiscal years ended December 31, 2013 and 2014 and through January 8, 2016, neither we nor anyone on our behalf consulted with Marcum with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on our financial statements, and Marcum did not provide either a written report or oral advice to us that Marcum concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a “reportable event” within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15.                 FINANCIAL STATEMENTS AND EXHIBITS

We have filed the following documents as part of this Registration Statement on Form 10:

1.                                      Consolidated Financial Statements

Our consolidated financial statements are included beginning on page F-1 of this Registration Statement.

2.                                      Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included in our consolidated financial statements and related notes.

3.                                      Exhibits

Exhibit
Number	Exhibit Description

3.1	Articles of Incorporation of Interlink Electronics, Inc., as amended.
3.2	Bylaws of Interlink Electronics, Inc.
3.3	Amendment to Bylaws of Interlink Electronics, Inc.
4.1	Specimen of common stock certificate.
10.1*	Form of Indemnification Agreement between Interlink Electronics, Inc. and directors and officers.
10.2*	Employment Agreement, dated July 13, 2010, between Interlink Electronics, Inc. and Steven N. Bronson.
10.3*	Offer Letter, dated May 19, 2015, between Interlink Electronics, Inc. and Tracy A. Kern.
10.4*	Employment Agreement, dated January 31, 2014, between Interlink Electronics Singapore Private Limited and Albert Lu Chee Wai.
10.5	Standard Multi-Tenant Office Lease — Gross, dated December 8, 2014, between K-Swiss Inc. and Interlink Electronics, Inc.
16.1	Letter to the Securities and Exchange Commission from SingerLewak LLP dated January 20, 2016.
21.1	List of Subsidiaries.

*                 Each a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2016	Interlink Electronics, Inc.

	By:	/s/ Tracy A. Kern
Tracy A. Kern
Chief Financial Officer
(Principal Financial and Accounting Officer)

INTERLINK ELECTRONICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Interlink Electronics, Inc. and its subsidiaries

Westlake Village, California

We have audited the accompanying consolidated balance sheets of Interlink Electronics, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its  operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/SingerLewak LLP

Los Angeles, California

December 11, 2015

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$2,381	$1,487
Restricted cash	5	5
Accounts receivable, less allowance for doubtful accounts of $0 and $0 at December 31, 2014 and December 31, 2013, respectively	1,838	1,547
Inventories	1,056	670
Prepaid expenses and other current assets	286	263

Total current assets	5,566	3,972

Property and equipment, net	154	98
Intangibles, net	23	29
Other assets	39	49

Total assets	$5,782	$4,148

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued payables	$473	$312
Accrued payroll and other accrued liabilities	300	305
Deferred revenues—current	53	60

Total current liabilities	826	677

Deferred revenues—non-current	92	145

Total liabilities	918	822

Stockholders’ equity:
Preferred stock, $0.01 par value (1,000 shares authorized, none issued and outstanding at December 31, 2014 and December 31, 2013)	—	—
Common stock, $0.001 par value (30,000 shares authorized, 5,860 and 5,848 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively)(1)	6	6
Additional paid-in capital	60,163	60,181
Accumulated other comprehensive income	27	26
Accumulated deficit	(55,332)	(56,887)

Total stockholders’ equity	4,864	3,326

Total liabilities and stockholders’ equity	$5,782	$4,148

(1)   Issued and outstanding share amounts reflect the four-for-one forward stock split effected on May 29, 2014 and the two-for-one forward stock split effected on February 24, 2015.

See accompanying notes to the consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands, except per share value)

	Years Ended December 31,
	2014	2013

Revenues, net	$10,278	$7,551
Cost of revenues	5,200	4,360

Gross profit	5,078	3,191

Operating expenses:
Product development and research	811	660
Selling, general and administrative	2,719	2,595

Total operating expenses	3,530	3,255

Operating income(loss)	1,548	(64)

Other income (expense):
Interest income	2	4
Other income (expense), net	(16)	39

Other income (expense), net	(14)	43

Income (loss) from continuing operations before provision for income taxes	1,534	(21)

Provision for income taxes	13	1

Income (loss) from continuing operations, net of tax	1,521	(22)

Income from discontinued operations, net of tax	34	34

Net income	1,555	12
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1	1

Comprehensive income	$1,556	$13

Earnings (loss) per share from continuing operations, net of tax: basic and diluted(1)	$0.26	$(0.00)

Earnings per share on discontinued operations, net of tax: basic and diluted(1)	$0.01	$0.00

Earnings per share: basic and diluted(1)	$0.27	$0.00

Comprehensive income per share: basic and diluted(1)	$0.27	$0.00

Weighted-average shares used to calculate each of the per share amounts above: basic and diluted(1)	5,852	5,856

(1)   All per-share and weighted-average share amounts have been adjusted to retroactively reflect the four-for one forward stock split effected on May 29, 2014 and the two-for-one forward stock split effected on February 24, 2015.

See accompanying notes to the consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

			Additional	Accumulated		Total
	Common Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity

Balance, December 31, 2012	5,864	6	60,139	25	(56,899)	3,271

Comprehensive income

Net income	—	—	—	—	12	12

Foreign currency translation adjustment	—	—	—	1	—	1

Comprehensive income						13

Restricted shares, net of cancellations	(16)	—	42	—	—	42

Balance, December 31, 2013	5,848	6	60,181	26	(56,887)	3,326

Comprehensive income

Net income	—	—	—	—	1,555	1,555

Foreign currency translation adjustment	—	—	—	1	—	1

Comprehensive income						1,556

Exercised stock options	8	—	16	—	—	16

Restricted shares, net of cancellations	4	—	(34)	—	—	(34)

Balance, December 31, 2014	5,860	$6	$60,163	$27	$(55,332)	$4,864

Share amounts reflect the four-for-one forward stock split effected on May 29, 2014 and the two-for-one stock split effected on February 24, 2015.

See accompanying notes to the consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2014	2013
Cash flows from operating activities:
Net income	$1,555	$12
Income from discontinued operations, net of tax	34	34

Income (loss) from continuing operations, net of tax	1,521	(22)

Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities:
Decrease in allowance for doubtful accounts	—	(5)
Increase (decrease) in reserves for excess and obsolete inventories	(43)	(10)
Depreciation and amortization	80	124
Issuance (cancellation) of restricted stock	(34)	42
Changes in operating assets and liabilities
Accounts receivable	(291)	(677)
Inventories	(343)	47
Prepaid expenses and other current assets	(23)	(16)
Other assets	10	(6)
Accounts payable and accrued payables	161	(35)
Accrued payroll and other accrued liabilities	(5)	55
Deferred revenue	(60)	(64)

Net cash provided by (used in) operating activities — continuing operations	973	(567)

Net cash provided by discontinued operations	34	34

Net cash provided by (used in) operations	1,007	(533)

Cash flows from investing activities:
Purchases of property and equipment	(118)	(77)
Costs of intangibles	(12)	(6)

Net cash used in investing activities	(130)	(83)

Cash flows from financing activities:
Proceeds from exercise of stock options	16	—

Net cash provided by financing activities	16	—

Effect of exchange rate changes on cash and cash equivalents	1	1

Increase (decrease) in cash and cash equivalents	894	(615)

Cash and cash equivalents, beginning of period	1,487	2,102

End of period	$2,381	$1,487

Supplemental disclosures of cash flow information: interest paid	$—	$—

Supplemental disclosures of cash flow information: income taxes paid	$1	$1

See accompanying notes to the consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

1.              Basis of Presentation

Interlink Electronics, Inc. and its subsidiaries are engaged in the development, manufacture and sale of intuitive sensor technology that incorporates proprietary technologies. Our proprietary sensor technology integrates Force Sensing Restive (“FSR”) based sensors, subassemblies and modules that support cursor control and other input functions. Our FSR sensors are used in many applications, primarily in the electronic components and medical device markets.

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries in Hong Kong, China, Singapore and United Kingdom (collectively “Interlink,” “we,” “us,” “our” or the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

On January 29, 2014, the Company established a wholly-owned subsidiary named Interlink Electronics Singapore Private Limited to serve as its Asia-Pacific regional research and development center. On January 31, 2014, the Company established a wholly-owned subsidiary named Interlink Electronics Europe Limited to serve as its European regional sales office.

On April 23, 2014, the board of directors approved a four (4) share for one (1) share forward stock split of Interlink’s common stock. The record date for the forward stock split is May 29, 2014. The purpose of the forward stock split is to increase the liquidity of the common stock and to enhance Interlink Electronics’ ability to list its shares of common stock on a national exchange.

The board of directors authorized the adoption of an amendment to the Articles of Incorporation to increase the authorized number of shares of capital stock to 16,000,000 shares, consisting of 15,000,000 shares of common stock, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.01. The number of authorized shares, common and preferred, and par values for the accompanying consolidated financial statements have been recast to reflect the number of authorized shares and par values.

On February 3, 2015, the board of directors approved a two (2) share for one (1) share forward stock split (the “Forward Stock Split”) of Interlink’s common stock, par value $.001 per share (the “Common Stock”). The record date for the Forward Stock Split is February 19, 2015. In connection with the Forward Stock Split, Interlink is also increasing its authorized Common Stock from 15,000,000 shares to 30,000,000 shares (the “Authorized Shares Increase”). The Forward Stock Split will be effective on February 24, 2015. The number of authorized shares, common and preferred, and par values for the December 31, 2014 accompanying consolidated financial statements have been recast to reflect the number of authorized shares and par values.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies

Cash and Cash Equivalents—We invest excess cash in highly liquid interest-bearing instruments, including commercial paper or money market accounts. Investments with original maturities less than 90 days are classified as cash equivalents.

Restricted Cash—We have $5,000 in restricted cash on our consolidated balance sheets as of December 31, 2014 and 2013 related to collateral for our credit card (merchant services) exposure with our bank.

Accounts Receivable and Allowance for Doubtful Accounts—Our accounts receivable are unsecured and are at risk to the extent such amounts become uncollectible. We continually monitor individual accounts receivable balances and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment performance, due to the age of the receivable or other factors, including the customer’s ability to pay and our historical collection experience related to issues not yet specifically identified. We generally offer thirty-day payment terms; however, some international customers require as long as ninety-day payment terms, which do not require collateral and generally charge interest on past due balances. If future collections are not as expected, the allowance is adjusted accordingly.

Inventories—Inventories are stated at the lower of cost or market and include the cost of materials. Cost is determined using the average cost method.

Inventory Reserve—At each balance sheet date, we evaluate ending inventories for excess quantities and obsolescence. This evaluation includes analyses of forecasted sales levels by product and historical demand. We write off inventories that are considered obsolete. Remaining inventory balances are adjusted to approximate the lower of cost or market value and result in a new cost basis in such inventory until sold. If future demand or market conditions are less favorable than internal projections, additional inventory write-downs may be required and would be reflected in “cost of revenues” in the period the revision is made.

Property and Equipment—Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Amortization of leasehold improvements is based upon the estimated useful lives of the assets or the term of the lease (including appropriate renewal options), whichever is shorter. Maintenance and repairs are charged to operations as incurred, while significant improvements are capitalized. Upon retirement or disposition of property, the asset and related accumulated depreciation or amortization is removed from the accounts, and any resulting gain or loss is charged to operations. The carrying value of property and equipment is assessed periodically and/or when factors indicating impairment are present. We recognize impairment losses when the expected future cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies (Continued)

Intangibles—Our costs to acquire patents and trademarks are amortized on a straight-line basis over their estimated useful lives, which we estimate to be five years. The related carrying value of the intangibles amounted to $23,000 and $29,000 as of December 31, 2014 and 2013, respectively. Amortization expense for the years ended December 31, 2014 and 2013 was $18,000 and $25,000, respectively. Amortization expense on existing costs for intangibles over the next five years is summarized as follows (in thousands):

Year ending
December 31,

2015	$10
2016	5
2017	4
2018	3
2019	1

Total	$23

The carrying value of intangibles is assessed periodically and/or when factors indicating impairment are present. We recognize impairment losses when the expected future cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value. Based on the Company’s review of both qualitative and quantitative factors, no significant indicators of impairment were identified during the years ended December 31, 2014 and 2013.

Foreign Currency Translation/Transactions—The accounts of our Chinese subsidiary have been translated as required by the “Foreign Currency Matters” Topic of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 830 (“ASC 830”). Management has determined that the functional currency for the Chinese subsidiary is the Chinese Yuan Renminbi, and the functional currency for our Hong Kong, Singapore and United Kingdom subsidiaries is the U.S. Dollar. Translation gains or losses for the Chinese subsidiary are recorded as “accumulated other comprehensive income.” All of the accumulated other comprehensive income represents cumulative translation adjustments. The Chinese subsidiary’s assets and liabilities are translated into U.S. Dollars using the period-end exchange rate. Revenues and expenses are translated at average rates during the year. Any gains or losses resulting from foreign currency transactions are reflected in the accompanying consolidated statements of income and comprehensive income for the period in which they occur.

Revenue Recognition—We recognize revenue in accordance with the “Revenue Recognition” Topic of FASB ASC Topic No. 605 (“ASC 605”). ASC 605 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) requires management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)— To satisfy the criteria, we (1) input orders based upon receipt of a customer purchase order, (2) record revenue upon shipment of goods and when risk of loss and title transfer, (3) confirm pricing through the customer purchase order and (4) validate creditworthiness through past payment history, credit agency reports and other financial data. All customers have warranty rights, and some customers also have explicit or implicit rights of return. We comply with ASC 605 with respect to sell-through and returns and the related recording of reserves for potential customer returns or warranty repairs.

We defer revenue on advanced cash receipts until the delivery of the goods or over the service term, whichever is sooner.

Research and Development—Research and development costs are expensed as incurred.

Shipping and Handling—We account for shipping and handling costs as required by the Revenue Recognition Topic of FASB ASC Topic No. 605-45, which requires fees billed to customers to be included in revenue. During 2014 and 2013, related shipping and handling expenses of $122,000 and $62,000, respectively, are included in “revenues” and “cost of revenues” in the accompanying consolidated statements of income and comprehensive income.

Stock-based Compensation—We account for stock-based awards in accordance with the provisions of the Compensation — Stock Compensation Topic of FASB ASC Topic No. 718 (“ASC 718”). Accordingly, we measure stock-based compensation expense at the grant date, based on the fair value of the award, and recognize the expense over the employee’s requisite service period using the straight-line method. The measurement of stock-based compensation expense is based on several criteria, including but not limited to the valuation model used and associated input factors, such as expected term of the award, stock price volatility, risk-free interest rate and award forfeiture rate. We elected to adopt the alternative transition method for calculating the tax effects of stock-based compensation and continue to use the simplified method in developing the expected term used in the valuation of stock-based compensation in accordance with ASC 718.

Income Taxes—Under the Income Taxes Topic of FASB ASC Topic No. 740 (“ASC 740”), we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the accompanying consolidated balance sheets. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax assets will not be realized. The valuation allowance is reviewed annually based upon the facts and circumstances known at the time. In assessing this valuation allowance, we review historical and future expected operating results and other factors, including recent cumulative earnings experience, expectations of future taxable income by taxing jurisdiction and the carryforward periods available for tax reporting purposes, to determine whether it is more likely than not that deferred tax assets are realizable.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)— ASC 740 provides guidance on the minimum threshold that an uncertain income tax benefit is required to meet before it can be recognized in the financial statements and applies to all income tax positions taken by a company. ASC 740 contains a two-step approach to recognizing and measuring uncertain income tax positions.

The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded.

The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

During the year ended December 31, 2014, we performed an evaluation of uncertain tax positions and did not note any matters that would require recognition in the consolidated financial statements.

The Company is subject to U.S. federal income tax as well as state of California income tax. Our federal and state of California income tax returns are subject to examination for the following periods:

Jurisdiction	Open Tax Years

Federal	2011 — 2014
State	2010 — 2014

Earnings per Common Share—Basic earnings per common share are computed by dividing net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are computed by adjusting outstanding shares assuming any dilutive effects of options and restricted stock calculated using the treasury stock method. Under the treasury stock method, an increase in the fair market value of our common stock results in a greater dilutive effect from outstanding options and restricted stock. Additionally, the exercise of employee stock options and the vesting of restricted stock results in a greater dilutive effect on net earnings per share.

Comprehensive Income—Comprehensive income is calculated in accordance with the “Comprehensive Income” Topic of FASB ASC Topic No. 220, which requires the disclosure of all components of comprehensive income, including net income and changes in equity during a period from transactions and other events and circumstances generated from non-owner sources.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies (Continued)

Segment Reporting—FASB ASC Topic No. 280, “Segment Reporting” (“ASC 280”), establishes standards for the way that entities report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas and major customers. We operate in one reportable segment: the manufacturing and sale of intuitive sensor technology.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Significant estimates by management include the allowance for doubtful accounts, excess and obsolete reserves for inventory, impairment of long-lived assets, including patents, ASC 740 positions, deferred taxes and the valuation allowance. Actual results could materially differ from those estimates.

Concentration of Credit Risk—Financial instruments that potentially subject us to credit risk consist primarily of cash and cash equivalents and accounts receivable. All of our cash and cash equivalents are invested at major financial institutions primarily within the United States, United Kingdom, Hong Kong, Singapore and China. At December 31, 2014 and December 31, 2013, our cash and cash equivalents were maintained in accounts that are insured up to the limit determined by the appropriate governmental agency. The amounts held in accounts with U.S. banks were insured up to the Federal Deposit Insurance Corporation (“FDIC”) general insurance limit of $250,000, and approximately $1,890,000 and $867,000 was not insured at December 31, 2014 and December 31, 2013, respectively. The amounts held by Hong Kong banks were fully insured at December 31, 2014 and December 31, 2013. Approximately $31,000 and $361,000 held at Chinese banks was not insured at December 31, 2014 and December 31, 2013, respectively. Approximately $151,000 held at a Singaporean bank opened in 2014 was not insured at December 31, 2014. To date, we have not suffered any losses to our cash and cash equivalents. The amounts held by United Kingdom bank accounts opened in 2014 were fully insured at December 31, 2014.

With regard to accounts receivable, we trade only with recognized, creditworthy third parties. It is our policy that all customers that wish to trade on credit terms are subject to credit verification procedures. In addition, accounts receivable are monitored on an ongoing basis with the result that the accounts deemed to have a credit risk have been fully reserved for as of December 31, 2014 and 2013. For the year ended December 31, 2014, three customers accounted for approximately 19%, 17% and 10% of total revenues. For the year ended December 31, 2013, three customers accounted for approximately 19%, 18% and 18% of total revenues. At December 31, 2014, four customers accounted for approximately 22%, 22%, 10% and 10% of total accounts receivable. At December 31, 2013, four customers accounted for approximately 29%, 14%, 14% and 10% of total accounts receivable.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies (Continued)

Fair Value Measurements—We comply with the provisions of FASB ASC Topic No. 820, “Fair Value Measurements and Disclosures” (“ASC 820”), in measuring fair value and in disclosing fair value measurements. ASC 820 provides a framework for measuring fair value and expands the disclosures required for fair value measurements of financial assets and liabilities and nonfinancial assets and liabilities.

As of December 31, 2014 and December 31, 2013, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued payables, accrued expenses and other accrued liabilities approximate fair value due to the short-term nature of such items.

Recently Adopted Accounting Pronouncements—In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”), which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (“GAAP”) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. Nonpublic companies are required to comply with the requirements of ASU 2013-02 for all reporting periods beginning after December 15, 2013. The adoption of this guidance did not have a material financial impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). The amendments to this Update supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of this Topic is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. This Topic defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. A nonpublic entity may elect to apply this guidance earlier, however, only as of the following: (1) an annual reporting period beginning after December 15, 2016, including interim periods within that reporting period (public entity effective date), (2) an annual reporting period beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017, (3) an annual reporting period beginning after December 15, 2017, including interim periods within that reporting period. The Company has not yet assessed the impact of ASU 2014-09 but does not believe it will have a material effect on the Company’s consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

2.              Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)—In June 2014, the FASB issued ASU No. 2014-12, “Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force)”, effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. This update is intended to resolve the diverse accounting treatment of share-based payment awards whose performance target may be achieved after the requisite service period. An entity may apply the standards (1) prospectively to all share-based payment awards that are granted or modified on or after the effective date, or (2) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier application is permitted. The Company has not yet assessed the impact of ASU 2014-12 but does not believe it will have a material effect on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Sub-Topic 205-40), which provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This Update is effective for annual periods ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. The Company has not yet assessed the impact of ASU 2014-15 but does not believe it will have a material effect on the Company’s consolidated financial statements.

3.              Discontinued Operations and Assets Held for Sale

On October 14, 2009, we completed the sale of our eTransactions business segment. The sale was structured as an asset sale and included the inventory, fixed assets, intangible assets and related intellectual property rights and other assets that constituted the operations of the divested business segment.

Our consolidated financial statements have been reclassified for all periods presented to reflect the eTransactions business segment as discontinued operations in accordance with the Property, Plant and Equipment Topic under FASB ASC Topic No. 360. Accordingly, the revenues, costs and expenses directly associated with the eTransactions business segment have been reclassified as discontinued operations on the consolidated statements of operations for all periods presented.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

3.              Discontinued Operations and Assets Held for Sale (Continued)

Corporate expenses such as general corporate overhead, facility costs and interest have not been allocated to discontinued operations. Income from discontinued operations, net of tax, is summarized as follows (in thousands):

	Year Ended December 31,
	2014	2013

Net revenue from discontinued operations	$53	$53

Income from discontinued operations before income tax benefit	34	34

Income tax benefit, net of reserve	—	—

Income from discontinued operations	$34	$34

4.              Fair Value Measurements

We comply with the provisions of ASC 820 which define fair value, provide a framework for measuring fair value and expand the disclosures required for fair value measurements of financial assets and liabilities and nonfinancial assets and liabilities. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—                   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—       Includes other inputs that are directly or indirectly observable in the marketplace

Level 3—       Unobservable inputs which are supported by little or no market activity

The following is a description of the valuation methodologies used for our financial instruments measured at fair value:

The estimated fair values of our accounts receivables, accounts payable and accrued payables, accrued payroll and other accrued liabilities approximate their carrying values because of the short-term maturity of these instruments.

Cash and cash equivalents and restricted cash are estimated at fair value and valued primarily using quoted market prices utilizing market-observable inputs.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

4.              Fair Value Measurements (Continued)

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2014
Cash and cash equivalents	$2,381	$—	$—	$2,381
Restricted cash	5	—	—	5

December 31, 2013
Cash and cash equivalents	$1,487	$—	$—	$1,487
Restricted cash	5	—	—	5

5.              Inventories

Inventories consisted of the following at December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013

Raw material	$589	$350
Work in process	326	160
Finished goods	141	160

Total inventories	$1,056	$670

6.              Property and Equipment

Property and equipment consisted of the following at December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013

Furniture, machinery and equipment	$2,105	$1,993
Leasehold improvements	606	600

	2,711	2,593
Less accumulated depreciation and amortization	(2,557)	(2,495)

Property and equipment, net	$154	$98

Depreciation expense charged to operations amounted to $62,000 and $99,000 for the years ended December 31, 2014 and 2013, respectively.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

7.              Stockholders’ Equity

Stock Split— On April 23, 2014, the board of directors approved a four (4) share for one (1) share forward stock split of Interlink’s common stock. The record date for the forward stock split is May 29, 2014. The purpose of the forward stock split is to increase the liquidity of the common stock and to enhance Interlink’s’ ability to list its shares of common stock on a national exchange. References to shares and exercise prices of our common stock and stock options (and associated dollars amounts) in the accompanying consolidated financial statements are provided on post-split basis.

The board of directors authorized the adoption of an amendment to the Articles of Incorporation to increase the authorized number of shares of capital stock to 16,000,000 shares, consisting of 15,000,000 shares of common stock, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.01. The number of authorized shares, common and preferred, and par values for the accompanying consolidated financial statements have been recast to reflect the number of authorized shares and par values.

On February 3, 2015, the board of directors approved a two (2) share for one (1) share forward stock split (the “Forward Stock Split”) of Interlink’s common stock, par value $.001 per share (the “Common Stock”). The record date for the Forward Stock Split is February 19, 2015. In connection with the Forward Stock Split, Interlink is also increasing its authorized Common Stock from 15,000,000 shares to 30,000,000 shares (the “Authorized Shares Increase”).  The Forward Stock Split will be effective on February 24, 2015. The number of authorized shares, common and preferred, and par values for the accompanying consolidated financial statements have been recast to reflect the number of authorized shares and par values.

Restricted Stock—On March 15, 2012, the board of directors approved the issuance of 80,000 shares each of restricted stock to two employees ($0.001 par value, valued at $67,500 for each employee based on the Company’s stock closing price on March 15, 2012 of $0.84375). One employee has left the Company and the other individual’s employment agreement was revised which resulted in forfeiture of the restricted stock. As a result, the 160,000 shares were forfeited and $57,400 is subtracted from stock compensation expense which is reflected in “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

The board of directors, in accordance with the employment agreement dated March 6, 2012, approved the issuance of 40,000 shares of restricted stock to one employee ($0.001 par value, valued at $42,750, based on the Company’s stock closing price on July 23, 2012 of $1.06875). The employee was terminated in July 2013. As a result of the termination, 40,000 shares were forfeited and $10,700 is subtracted from stock compensation expense which is reflected in “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

7.              Stockholders’ Equity (Continued)

Restricted Stock (Continued)— On July 13, 2012, the board of directors approved that the chairman of each committee (the audit committee and compensation committee) will be paid $5,000 per annum on July 15 of each year through the issuance of common stock, $0.001 par value, valued at $5,000, based on the Company’s stock closing price on July 13, 2012 of $1.0625. The shares vested at the rate of 1/12th per month on the 15th day of each month during the period from July 15, 2012 through June 14, 2013. As of December 31, 2014, 9,430 shares are vested, and the $10,000 of the shares is reflected in “common stock” and “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

On February 5, 2013, the board of directors approved the issuance of 40,000 shares of restricted stock to an employee ($0.001 par value, valued at $57,500 based on the Company’s stock closing price on February 5, 2013 of $1.4375). The employee was terminated in September 2014. As a result of the termination, 40,000 shares were forfeited and $18,200 is subtracted from stock compensation expense which is reflected in “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

On July 12, 2013, the board of directors approved that the chairman of each committee (the audit committee and compensation committee) will be paid $5,000 per annum on July 15 of each year through the issuance of common stock ($0.001 par value, valued at $5,000, based on the Company’s stock closing price on July 12, 2013 of $1.6875). The shares vested at the rate of 1/12th per month on the 15th day of each month during the period from July 15, 2013 through June 14, 2014. As of December 31, 2014, 5,930 shares are vested, and the $10,000 of the shares is reflected in “common stock” and “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

The board of directors, in accordance with the employment agreement dated January 31, 2014, approved the issuance of 64,000 shares of restricted stock to one employee ($0.001 par value, valued at $80,000, based on the Company’s stock closing price on January 31, 2014 of $1.25). The first 32,000 shares will vest after four years, on January 31, 2018, and the remaining 32,000 shares will vest on January 31, 2019. As of December 31, 2014, the Company recorded $14,700 of stock compensation expense, which is reflected in “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

On July 18, 2014, the board of directors approved that the chairman of each committee (the audit committee and compensation committee) will be paid $5,000 per annum on July 15 of each year through the issuance of common stock ($0.001 par value, valued at $5,000, based on the Company’s stock closing price on July 15, 2014 of $3.75). The shares vested at the rate of 1/12th per month on the 15th day of each month during the period from July 15, 2014 through June 14, 2015. As of December 31, 2014, 1,200 shares are vested, and the $4,200 of the shares is reflected in “common stock” and “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

7.              Stockholders’ Equity (Continued)

Restricted Stock (Continued)—On July 18, 2014, the board of directors approved that the chairman of each committee (the audit committee and compensation committee) will be paid $5,000 per annum on July 15 of each year through the issuance of common stock ($0.001 par value, valued at $5,000, based on the Company’s stock closing price on July 15, 2014 of $3.75). The shares vested at the rate of 1/12th per month on the 15th day of each month during the period from July 15, 2014 through June 14, 2015. As of December 31, 2014, 1,200 shares are vested, and the $4,200 of the shares is reflected in “common stock” and “additional paid-in capital” in the December 31, 2014 accompanying consolidated balance sheet.

A summary of our restricted stock activity for the year ended December 31, 2014 and 2013 is presented below:

		Weighted-
		average
		Grant Date
	Options	Fair Value (1)

Nonvested as of December 31, 2012	205,500	$.89
Granted	45,900	$1.47
Vested	(8,000)	$1.26
Cancelled	(40,000)	$1.08

Nonvested as of December 31, 2013	203,400	$.97
Granted	66,700	$1.35
Vested	(4,500)	$2.19
Cancelled	(200,000)	$.96

Nonvested as of December 31, 2014	65,600	$1.31

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

7.              Stockholders’ Equity (Continued)

Stock Options—Under the terms of our 1996 Stock Incentive Plan, officers and key employees may be granted non-qualified or incentive stock options, and outside directors and independent contractors may be granted non-qualified stock options. The aggregate number of shares that may be issued under the Plan is 7,250,000. New options are granted at fair market value on the date of grant and generally vest ratably over thirty-six months and have a ten-year term but terminate earlier if employment is terminated. As of December 31, 2014, options for 149,500 shares of stock have been granted (17,500 are outstanding, and 132,000 have been exercised, forfeited or expired). Activity under the Plan for the years ended December 31, 2014 and 2013 is summarized as follows:

		Weighted-
		average
		Grant Date
	Options	Fair Value (1)

Outstanding as of December 31, 2012	70,200	$9.20
Granted	—	$—
Exercised	—	$—
Forfeited or expired	(3,600)	$10.45

Outstanding as of December 31, 2013	66,600	$9.13
Granted	—	$—
Exercised	(8,000)	$1.95
Forfeited or expired	(41,100)	$11.41

Outstanding as of December 31, 2014	17,500	$7.05

Exercisable as of December 31, 2014	17,500	$7.05

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

7.              Stockholders’ Equity (Continued)

The following table summarizes information about stock options outstanding as of December 31, 2014:

	Employee Options Outstanding			Employee Options Exercisable
Range of Exercise Prices	Shares	Weighted- average. Remaining Contractual Life (Years) (1)	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price (1)

$0.00 — $1.95	3,200	3.27	$1.95	3,200	$1.95
$6.00 — $13.90	13,100	1.68	7.28	13,100	7.28
$15.38 — $19.55	1,200.16		$18.16	1,200	$18.16

	17,500	1.87	$7.05	17,500	$7.05

(1)         Issued and outstanding share amounts and weighted-average grant date fair values reflect the four-for-one forward stock split effected on May 29, 2014 and the two-for-one stock split effected on February 24, 2015.

As of December 31, 2014, we do not have any unrecognized stock-based compensation cost related to nonvested stock options to be recognized. There were no stock options granted and 8,000 stock options were exercised during 2014. There were no stock options granted nor stock options exercised during the years ended December 31, 2014 and 2013.

8.              401(k) Savings Plan

In 1995, we implemented a savings plan for all eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code (“IRC”). Participating employees may contribute up to 25% of their pretax salary, but not more than statutory limits. We match 50% of the first $1,000 a participant contributes. We expensed $5,000 and $6,000 in 2014 and 2013, respectively, related to this plan.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

9.              Income Taxes

The provision for income taxes for the years ended December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Current taxes:
Federal	$—	$—
State	1	1
Foreign	12	—

Subtotal	13	1

Deferred taxes:
Federal	—	—
State	—	—
Foreign	—	—

Subtotal	—	—

Provision for income taxes	$13	$1

Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 2014 and 2013 are as follows (in thousands):

	2014	2013
Income tax benefit at the statutory federal rate	$526	$4
State income taxes, net of federal income tax effect	82	12
Foreign taxes at rates different than U.S. taxes	(10)	18
Expiring net operating loss carryforwards	533	70
Valuation allowance	(1,219)	(103)
Other	101	—

Total provision for income taxes	$13	$1

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

9.              Income Taxes (Continued)

The tax effects of temporary differences and carryforwards that give rise to a significant portion of the deferred tax assets at December 31, 2014 and 2013 are summarized as follows (in thousands):

	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$19,287	$20,639
Credits	658	654
Accruals	21	36
Reserves	452	499
State taxes	36	(991)
Other	(792)	44

Total deferred tax assets	19,662	20,881

Valuation allowance	(19,662)	(20,881)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portions or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible and the periods before the carryforwards expire. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes there is insufficient evidence to conclude that it is more likely than not that the results of future operations will generate sufficient taxable income to realize a portion of the net deferred tax assets. Accordingly, the Company has recorded a valuation allowance against its entire net deferred tax asset as of December 31, 2014 and 2013.

The United States income and loss before provision for taxes was $1,407,000 and $218,000 for the years ended December 31, 2014 and 2013, respectively. The corresponding income and loss before provision for taxes for non-U.S.-based operations was $162,000 and $(275,000) for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014, withholding and U.S. taxes had not been provided on unremitted earnings of non-U.S. subsidiaries, because the Company has currently reinvested these earnings permanently in such operations. Such earnings would become taxable upon the sale or liquidation of these subsidiaries or upon remittance of dividends.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

9.              Income Taxes (Continued)

As of December 31, 2014, the Company had net operating loss (“NOL”) carryforwards for federal, and state income tax purposes of $49.6 million and $27.2 million, respectively. Such carryforwards may be used to reduce taxable income in those jurisdictions through 2031, subject to limitations of Section 382 of the IRC. For the year ended December 31, 2012, the Company believes an ownership change may have occurred, as defined by Sections 382 and 383 of the IRC, which could result in the forfeiture of a significant portion of its net operating loss and credit carryforwards. The Company is currently analyzing whether a change occurred and the related impact on its gross deferred tax assets, if any. As the Company’s analysis is not complete, the impact to its gross deferred tax assets is uncertain.

10.       Earnings per Share

For all periods presented, per-share information was computed pursuant to provisions of the Earnings per Share Topic of FASB ASC Topic No. 260. The computation of earnings per share—basic is based upon the weighted-average number of common shares outstanding during the periods presented. Earnings per share—diluted also includes the effect of common shares contingently issuable from options and warrants (in periods in which they have a dilutive effect).

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding shares, using a yearly average market price.

The following table contains information necessary to calculate earnings per share (in thousands):

	2014		2013

Weighted-average shares outstanding(2)	5,852		5,856
Effect of dilutive securities, options and warrants	—	(1)	—	(1)

Weighted-average shares—diluted	5,852		5,856

(1)         During the years ended December 31, 2014 and 2013, 83,000 and 270,000 shares of common stock equivalents, respectively, were not added to the basic common shares outstanding, as our average stock price during these periods was lower than the conversion price of all common stock equivalents.

(2)         The common shares outstanding for all periods reflect the Company’s four-for-one forward stock split effected on May 29, 2014 and the two-for-one forward stock split effected on February 24, 2015.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

11.       Commitments and Contingencies

Operating Leases—We lease our facilities and certain equipment under operating leases expiring through 2020. Rent expense totaled approximately $287,000 and $261,000 for the years ended December 31, 2014 and 2013, respectively.

Our future operating leases amounting to $367,000 for our future rent obligations, as follows (in thousands):

Year ending
December 31,

2015	$81
2016	67
2017	69
2018	71
2019 and beyond	79

Total	$367

12.       Geographic Information

Geographic Information—We attribute revenues to different geographic areas on the basis of customer location. Our revenues and long-lived assets by geographic area for the years ended December 31, 2014 and 2013 are as follows (in thousands):

	Years Ended December 31,
	2014		2013
		Long-		Long-
		lived		lived
	Revenues	Assets	Revenues	Assets

United States	$6,183	$41	$5,148	$71
Japan	553	—	490	—
Asia (other than Japan)	1,784	136	588	56
Europe and other	1,758	—	1,325	—

Total	$10,278	$177	$7,551	$127

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

13. Quarterly Financial Data (Unaudited)(1)

The following table presents certain financial information for each of the following quarters during the years ended December 31, 2014 and 2013 (in thousands):

	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014
Revenues	$2,957	$2,928	$2,680	$1,713
Gross profit	1,587	1,452	1,283	756
Income (loss) from continuing operations, net of tax	777	468	414	(138)
Income from discontinued operations, net of tax	8	9	9	8
Net income (loss)	785	477	423	(130)
Income (loss) per share—basic and diluted	0.14	0.08	0.07	(0.02)

(1)         All per-share and weighted-average share amounts have been adjusted to retroactively reflect the four-for-one forward stock split effected on May 29, 2014 and the two-for-one stock split effected on February 24, 2015.

	December 31,	September 30,	June 30,	March 31,
	2013	2013	2013	2013
Revenues	$2,013	$1,802	$1,910	$1,826
Gross profit	760	649	882	900
Income (loss) from continuing operations, net of tax	33	(107)	(10)	62
Income from discontinued operations, net of tax	8	9	9	8
Net income (loss)	41	(98)	(1)	70
Income (loss) per share—basic and diluted	0.01	(0.02)	0.00	0.01

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

13. Quarterly Financial Data (Unaudited)(1) (Continued)

Quarterly and year-to-date computations of earnings per share amounts are made independently. Therefore, the sum of the computations and per-share amounts for the quarters may not agree with the per-share amounts for the year.

(1)         All per-share and weighted-average share amounts have been adjusted to retroactively reflect the four-for-one forward stock split effected on May 29, 2014 and the two-for-one forward stock split effected on February 24, 2015.

14.       Legal

From time to time, the Company is involved in various legal actions that arise in the ordinary course of business, and such items, if any, are not expected to have a significant impact to the consolidated financial statements of the Company.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 2014 AND 2013 AND

FOR THE YEARS THEN ENDED

15. Related Party Transactions

The Company paid fees to a related party for consulting services of $75,000 and $75,000 for the years ended December 31, 2014 and 2013, respectively. The agreement for consulting services was terminated as of December 31, 2014.

The Company shared certain services and expenses with a related party amounting to $48,877 and $0 for the years ended December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the Company had an outstanding receivable due from the related party amounting to $5,116 and $3,481, respectively.

16.       Subsequent Events

Subsequent events have been evaluated through March 16, 2015, which is the date the financial statements were available to be issued.

The Company announced on February 3, 2015, the board of directors had approved a two (2) share for one (1) share forward stock split (the “Forward Stock Split”) of Interlink’s common stock, par value $.001 per share (the “Common Stock”). The record date for the Forward Stock Split is February 19, 2015. In connection with the Forward Stock Split, Interlink is also increasing its authorized Common Stock from 15,000,000 shares to 30,000,000 shares (the “Authorized Shares Increase”). Nevada corporate law does not require Interlink to affect the Forward Stock Split or the Authorized Shares Increase. Interlink will not hold a meeting of its stockholders to consider or to vote upon the Forward Stock Split or Authorized Shares Increase. It is expected that the Forward Stock Split will be effective on February 24, 2015. The purpose of the Forward Stock Split is to increase the liquidity of the Common Stock and to enhance Interlink’s ability to list its shares of common stock on a national securities exchange.

INTERLINK ELECTRONICS, INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	September 30,	December 31,
	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$3,619	$2,386
Accounts receivable	1,873	1,838
Inventories	934	1,056
Prepaid expenses and other current assets	165	286
Total current assets	6,591	5,566
Property, plant and equipment, net	200	154
Other intangible assets, net	14	23
Other assets	31	39
Total assets	$6,836	$5,782

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$304	$473
Accrued expenses and other current liabilities	286	300
Deferred revenue, current	71	53
Total current liabilities	661	826

Deferred revenue, long-term	52	92
Total liabilities	713	918
Commitments and contingencies (see note )

Stockholder’s equity:
Preferred stock, $0.01 par value: 1,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value: 30,000 shares authorized, 5,860 shares outstanding at September 30, 2015 and December 31, 2014 respectively	6	6
Additional paid-in-capital	60,218	60,163
Accumulated deficit	(54,101)	(55,305)
Total stockholders’ equity	6,123	4,864
Total liabilities and stockholders’ equity	$6,836	$5,782

See accompanying notes to the unaudited condensed consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues, net	$2,646	$2,928	$7,744	$7,321
Cost of revenues	1,135	1,476	3,638	3,830
Gross profit	1,511	1,452	4,106	3,491

Operating expenses:
Engineering, research and development	219	242	637	650
Selling, general and administrative	816	740	2,291	2,094
Total operating expenses	1,035	982	2,928	2,744
Income from operations	476	470	1,178	747

Other income (expense):
Interest income	1	1	1	2
Other income (expense), net	(11)	6	31	22
Other income (expense), net	(10)	7	32	24
Income before income tax expense (benefit)	466	477	1,210	771
Income tax expense (benefit)	8	—	(3)	1
Net income	$458	$477	$1,213	$770

Earnings per share: basic and diluted	$0.08	$0.08	$0.21	$0.13
Weighted average common shares outstanding - basic	5,860	5,854	5,859	5,852
Weighted average common shares outstanding - diluted	5,865	5,856	5,864	5,854

See accompanying notes to the unaudited condensed consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

(in thousands)

			Additional		Total
	Common Stock		Paid-in-	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2014	5,860	$6	$60,163	$(55,305)	$4,864
Net income	—	—	—	1,213	1,213
Foreign currency translation adjustment	—	—	—	(9)	(9)
Compensation expense related to equity awards	—	—	55	—	55
Balance at September 30, 2015	5,860	$6	$60,218	$(54,101)	$6,123

See accompanying notes to the unaudited condensed consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net income	$1,213	$770
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	46	55
Stock-based compensation (forfeiture)	55	(42)
Other	(9)	2
Changes in operating asses and liabilities
Accounts receivable	(35)	(329)
Inventories	122	(311)
Prepaid expenses and other assets	129	118
Accounts payable	(169)	122
Accrued expenses and other current liabilities	(14)	(3)
Deferred revenue	(22)	(47)
Net cash provided by operating activities	1,316	335

Cash flows from investing activities
Capital expenditures	(83)	(106)
Costs of intangibles	—	(12)
Net cash used in investing activities	(83)	(118)

Cash flows from financing activities
Proceeds from exercise of stock options	—	16
Net cash provided by financing activities	—	16

Net increase in cash and cash equivalents	1,233	233
Cash and cash equivalents, beginning of period	2,386	1,492
Cash and cash equivalents, end of period	$3,619	$1,725

See accompanying notes to the unaudited condensed consolidated financial statements.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Interlink Electronics, Inc. designs, develops, manufactures and sells a range of force-sensing technologies that incorporate our proprietary materials technology, firmware and software into a portfolio of standard products and custom solutions.  These include sensor components, subassemblies, modules and products that support effective, efficient cursor control and novel 3 dimensional user inputs.  Our disruptive, leading edge human machine interface (HMI) technology platforms are deployed in a wide range of markets including consumer electronics, automotive, industrial, and medical.

Interlink Electronics has been a leader in the printed electronics industry for 30 years with the commercialization of our patented Force-Sensing Resistor (FSR®) technology that has enabled rugged and reliable HMI solutions.  Our solutions have focused on handheld user input, menu navigation, cursor control, and other intuitive interface technologies for the world’s top electronics manufacturers.

Interlink Electronics serves our world-wide customer-base from our corporate headquarters in Westlake Village, California (greater Los Angeles area), our global research and development center in Singapore, our printed-electronics manufacturing facility in Shenzhen, China, our global distribution and logistics center in Hong Kong, and technical and sales offices in North Carolina and Japan.

We were incorporated in California on February 27, 1985.  On July 10, 1996, we re-incorporated into a Delaware corporation and, on July 20, 2012, we again changed our domicile from Delaware to Nevada by completing a merger with a newly formed Nevada corporation named Interlink Electronics, Inc. Our principal executive office is located at 31248 Oak Crest Drive, Westlake Village, California 91361 and our telephone number is (805) 484-8855. Our website address is www.interlinkelectronics.com.

Fiscal Year

Our fiscal year is January 1 through December 31.

Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information.  They do not include all of the information and footnotes required by GAAP for complete financial statements.  The December 31, 2014 balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required for annual periods.  Therefore, these financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2014, included in our Annual Report.

The condensed consolidated financial statements included herein are unaudited.  However, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly our consolidated financial position and our consolidated results of operations, and the consolidated cash flows and the changes in our stockholders’ equity.  The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for future quarters or the full year.

Share amounts and weighted-average grant date fair value reflect the four-for-one stock split effected on May 29, 2014 and the two-for-one stock split effected on February 24, 2015. The number of authorized shares, common and preferred, and par values reflect the number of authorized shares and par values subsequent to increases to our common and preferred stock approved by the Board of Directors on May 29, 2014 and February 24, 2015.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the consolidated financial statements.  Management regularly evaluates estimates and assumptions related to revenue recognitions, allowances for doubtful accounts, warranty reserves, inventory valuations reserves, stock-based compensation, purchased intangible asset valuations and useful lives, asset retirement obligations, and

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

deferred income tax asset valuation allowances.  These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The actual results we experience may differ materially and adversely from our original estimates. To the extent there are material differences between the estimates and the actual results, our future results of operations will be affected.

Reclassification

Certain reclassifications have been made to prior year amounts and related footnotes to conform to current-year presentation with no changes to stockholders’ equity or net income.

Risk and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Factors that could affect our business or future results and cause actual results to vary materially from historical results include, but are not limited to, the rapid change in our industry; problems with the performance, reliability or quality of our products; loss of customers;  impacts of doing business internationally, including foreign currency fluctuations; potential shortages of the supplies we use to manufacture our products; disruptions in our manufacturing facilities; changes in environmental directives impacting our manufacturing process or product lines; the development of new proprietary technology and the enforcement of intellectual property rights by or against us; our ability to attract and retain qualified employees; and our ability to raise additional capital.

Recent Accounting Pronouncements

In February 2015, the Financial Accounts Standards Board, or FASB, issued Accountings Standards Update, or ASU, 2015-02 to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The standard is effective for fiscal and interim periods within those fiscal years, beginning after December 15, 2015.  We are currently evaluating this standard and after adoption, we will incorporate this guidance in our analysis for consolidations.

NOTE 2-INVENTORIES

Inventories consist of the following:

	September 30,	December 31,
	2015	2014
	(in thousands)
Raw materials	$647	$589
Work-in-process	178	326
Finished goods	109	141
Total inventories	$934	$1,056

NOTE 3-STOCKHOLDERS’ EQUITY

On May 29, 2014, we completed a four (4) share for one (1) share forward stock split of Interlink Electronics’ common stock. On February 19, 2015, we completed a two (2) share for one (1) share forward stock split of our common stock. All share amounts, exercise prices, and weighted-average grant date fair value for our common stock, stock options and restricted stock reflect the stock splits.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In conjunction with the May 29, 2014 stock split, the board of directors authorized the adoption of an amendment to the Articles of Incorporation to increase the authorized number of shares of capital stock to 16,000,000 shares, consisting of 15,000,000 shares of common stock, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.01. In conjunction with the February 19, 2015 stock split, the board of directors authorized the adoption of an amendment to the Articles of Incorporation to increase its authorized Common Stock from 15,000,000 shares to 30,000,000 shares. The number of authorized shares, common and preferred, and par values in the accompanying unaudited condensed consolidated financial statements have been recast to reflect the number of authorized shares and par values on a post-split basis.

NOTE 4-STOCK BASED COMPENSATION

Share amounts and weighted-average grant date fair value reflect the four-for-one stock split effected on May 29, 2014 and the two-for-one stock split effected on February 24, 2015.

Restricted Stock Units

Activity for our restricted stock units is as follows:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Restricted stock units, December 31, 2014	64,000	$1.25	3.60	$528,000
Awarded	65,000	$6.61
Released	—	—
Forfeited	—	—
Restricted stock units, September 30, 2015	129,000	$3.95	3.50	$1,161,000

Stock Options

Under the terms of our 1996 Stock Incentive Plan (the “Plan”), officers and key employees may be granted non-qualified or incentive stock options, and outside directors and independent contractors may be granted non-qualified stock options. The aggregate number of shares that may be issued under the Plan is 7,250,000. New options are granted at fair market value on the date of grant, generally vest ratably over thirty-six months and have a ten-year term, but terminate earlier if employment is terminated. As of September 30, 2015, options for 149,500 shares of stock have been granted (15,928 are outstanding, and 133,572 have been exercised, forfeited or expired).

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Options outstanding, December 31, 2014	17,528	$7.05	1.87	$35,207
Granted	—	—
Exercised	—	—
Cancelled or expired	(1,600)	17.09
Options outstanding, September 30, 2015	15,928	$6.04	1.28	$47,153
Options exercisable, September 30, 2015	15,928	$6.04	1.28	$47,153

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

This intrinsic value represents the excess of the fair market value of our common stock on the date of exercise over the exercise price of such options.  The aggregate intrinsic values in the preceding table for the options outstanding represent the total pretax intrinsic value, based on our closing stock price of $9.00 and $8.25 as of September 30, 2015 and December 31, 2014, respectively, which would have been received by the option holders had those option holders exercised their in-the-money options as of those dates.  There are 15,928 in-the-money stock options that were exercisable as of September 30, 2015.

The following table provides additional information in regards to options outstanding as of September 30, 2015:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contrctual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.95	3,200	2.52	$1.95	3,200	$1.95
$6.00 - $8.13	12,728	0.97	$7.07	12,728	$7.07
	15,928	1.28	$6.04	15,928	$6.04

NOTE 5-EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of outstanding stock options and restricted stock-based awards using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2015	2014	2015	2014
Net income	$458	$477	$1,213	$770
Weighted average outstanding shares of common stock	5,860	5,854	5,859	5,852
Dilutive potential common shares from stock options	5	2	5	2
Common stock and common stock equivalents	5,865	5,856	5,864	5,854

Loss per share:
Basic and diluted net loss per share	$0.08	$0.08	$0.21	$0.13

Shares subject to anti-dilutive stock options and restricted stock-based awards excluded from calculation	140	80	140	80

NOTE 6-SIGNIFICANT CUSTOMERS, CONCENTRATION OF CREDIT RISK AND GEOGRAPHIC INFORMATION

We manage and operate our business through one operating segment.

Four customers accounted for 23%, 15%, 14% and 13% of our net revenue for the three-month period ended September 30, 2015. As of September 30, 2015, five customers accounted for approximately 32%, 18%, 15%, 11% and 10% of total accounts receivable. Three customers accounted for 22%, 16% and 11% of the Company’s net revenue for the three-month period ended September 30, 2014.  As of September 30, 2014, four customers accounted for approximately 22%, 18%, 13% and 13% of total accounts receivable.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three customers accounted for 21%, 17% and 17% of our net revenue for the nine-month period ended September 30, 2015. Three customers accounted for 17%, 17% and 10% of the Company’s net revenue for the nine-month period ended September 30, 2014.

Net revenues by geographic area are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	(in thousands)		(in thousands)
United States	$1,590	$1,713	$4,462	$4,252
Asia	669	821	2,056	1,700
Europe	356	357	1,104	1,233
Other	31	37	122	136
Revenue, net	$2,646	$2,928	$7,744	$7,321

Revenues by geographic area are based on the country of shipment.  The geographic location of distributors and third-party manufacturing service providers may be different from the geographic location of the purchasers and/or ultimate end users.

As of September 30, 2015 our property and equipment, net were geographically located as follows

September 30,
2015
(in thousands)
United States	$50
Asia	164
Long-lived assets	$214

NOTE 7-RELATED PARTY TRANSACTIONS

BKF Capital Group - We entered into an agreement, dated March 1, 2015 (the “Agreement”) with BKF Capital Group, Inc. (“BKF”). Pursuant to the Agreement, commencing on March 1, 2015, BKF shall occupy and use one furnished office, telephone and other services, located at our corporate offices.  Pursuant to the Agreement, BKF shall pay to the Company a fee of $1,000 per month. For the three and nine months ended September 30, 2015, BKF paid $3,000 and $7,000, respectively, to the Company.  Steven N. Bronson, our CEO and Chairman, is also the Chairman, CEO and majority shareholder of BKF.

We paid fees to a related party for consulting services of $0 and $18,750 for the three months ended September 30, 2015 and 2014, respectively. The Company paid fees to a related party for consulting services of $0 and $56,250 for the nine months ended September 30, 2015 and 2014 respectively.

Qualstar Corporation - The Company agreed to reimburse, or be reimbursed by, Qualstar Corporation (“Qualstar”) for our occupation and use of a portion of their Simi Valley manufacturing location, IT support and other expenses paid by or on behalf of our Company.  Steven N. Bronson, our CEO and Chairman, is also the Chairman and CEO of Qualstar. Transactions with Qualstar are as follows:

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	(in thousands)		(in thousands)
Paid to Qualstar	$15	$7	$45	$28
Reimbursed from Qualstar	$2	$22	$13	$133

NOTE 8-COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease facilities under non-cancellable operating leases.  The leases expire at various dates through fiscal 2020 and frequently include renewal provisions for varying periods of time, provisions which require us to pay taxes, insurance and maintenance costs, and provisions for minimum rent increases.  Minimum leases payments, including scheduled rent increases are recognized as rent expenses on a straight-line basis over the term of the lease.

Future minimum lease payments under non-cancellable operating leases that have remaining non-cancellable lease terms in excess of one year are as follows:

(in thousands)	Remaining in 2015	2016	2017	2018	2019	Thereafter	Total

Operating Leases	$42	$126	$77	$71	$73	$6	$395

Warranty

We establish reserves for future product warranty costs that are expected to be incurred pursuant to specific warranty provisions with our customers.  We generally warrant our products against defects for one year from the date of shipment, with certain exceptions in which the warranty period can extend to more than one year based on contractual agreements.  Our warranty reserves are established at the time of sale and updated throughout the warranty period based upon numerous factors including historical warranty return rates and expenses over various warranty periods.  Historically, our warranty returns have not been significant.

Litigation

From time to time as a normal consequence of doing business, various claims and litigation may be asserted or commenced against the Company. In particular, the Company in the ordinary course of business may receive claims concerning contract performance, or claims that its products or services infringe the intellectual property of third parties. While the outcome of any such claims or litigation cannot be predicted with certainty, we do not believe that the outcome of any of such matters existing at the present time would have a material adverse effect on the Company’s consolidated financial position or results of operations

Indemnifications

In the normal course of business, the Company provides certain indemnifications, commitments and guarantees of varying scope to customers, including against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. The Company also has certain obligations to indemnify its officers, directors and employees for certain events or occurrences while the officers, directors or employees are or were serving at the Company’s request in such capacity. The duration of these indemnifications, commitments and guarantees varies and in certain cases is indefinite. Many of these indemnifications, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. However, the Company’s director and officer insurance policy may enable it to recover a portion of any future payments related to its officer, director or employee indemnifications.  We also maintain general and product liability insurance which may provide a source of recovery to us in the event of an indemnification claim.

INTERLINK ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Historically, costs related to these indemnifications, commitments and guarantees have not been significant. With the exception of the product warranty accrual associated with the Company’s initial standard warranty, no liabilities have been recorded for these indemnifications, commitments and guarantees.